# Exhibit 7

# Policies and Procedures related to Conflicts of Interest

## Exhibit 7-1

## JCR Code of Conduct

Realizing the important role played by credit rating agencies in financial markets and in ensuring their appropriate operations, Japan Credit *R*ating Agency, Ltd. (JCR) hereby adopts and shall adhere to the following Code of Conduct.

### Chapter 1: Quality and Integrity of the Credit Rating Process

**Article 1:** *Credit Rating and Results Validation*

JCR shall ensure that credit ratings are assigned based on a thorough analysis of all information known to it, as is relevant to such analysis according to its established policies and methodologies associated with the assignment of credit ratings (hereafter, "the Rating Policies and methodologies.").

JCR shall use Rating Policies and methodologies that are rigorous and systematic, and shall publish them in written form. The credit ratings resulting from such policies shall be subjected to objective validation based on historical experience.

**Article 2:** *Credit Ratings by Responsible Rating Analysts*

Responsible Rating analysts who individually or collectively have appropriate professional knowledge and expertise in developing credit rating opinions for the types of credit being applied, shall apply the Rating Policies and methodologies in a consistent manner, as determined by JCR. Credit ratings shall represent the opinions of JCR. JCR shall take steps to avoid issuing any credit analyses or reports that contain misrepresentations or are otherwise misleading concerning to the general creditworthiness of rated financial instruments or corporations.

**Article 3:** *Rating Teams and the Rating Committees*

JCR shall compose its credit rating teams of two or more rating analysts, to rate an issuer or obligation. When structuring these rating teams, it shall assess whether it is able to devote sufficient rating personnel with sufficient professional knowledge and expertise to assign appropriate credit ratings, and whether its personnel are likely to have access to information sufficient to assign credit ratings. JCR shall also confirm that its personnel do not have conflict of interests with Subject Entities, and ensure continuity, and to avoid bias in the credit rating process.



JCR does not register the class of asset backed securities as NRSRO ratings.

Based upon its own assessment and analysis, the rating teams shall make proposals concerning credit ratings to the rating committee or the rating council (hereafter referred to as "the Rating Committees"), consisting of the members with sufficient professional knowledge and expertise regarding the credit ratings. The Rating Committees shall then decide credit ratings.

**Article 4:** *Quality of Information in Assigning Rating*

JCR shall adopt reasonable measures so that the information it uses in the process of assigning credit ratings is of sufficient quality to support the credible ratings. If the credit ratings involve asset securitization products, the structure of which is materially different from that of asset securitization products, to which JCR assigned credit ratings in the past, JCR shall make a clear statement about the limitations of the credit ratings when publishing such credit ratings.

**Article 5:** *Review of Feasibility of Providing a Credit Rating*

JCR shall establish a review function that includes senior managers with appropriate experience to review the feasibility of providing a credit rating for asset securitization products, the structure of which is materially different from that of asset securitization products, to which JCR provided credit ratings in the past. In cases where factors, such as the complexity or structure of asset securitization products, the structure of which is materially different from that of asset securitization products, to which JCR provided credit ratings in the past, or the lack of robust data about the assets underlying such asset securitization products, raise serious questions as to whether JCR can determine a credible credit rating for the securities, JCR shall refrain from issuing a credit rating.

**Article 6:** *Review of the Rating Policies and methodologies*

JCR shall establish a rigorous and formal collegial body that determines rating criteria. This collegial body shall then periodically review the Rating Policies and methodologies as well as their significant detailed rules (including the models it uses) and their changes.

**Article 7:** *Assessment of the Rating Policies and methodologies*

JCR shall assess whether the existing Rating Policies and methodologies as well as their significant detailed rules for assigning credit ratings of asset securitization products are appropriate when the risk characteristics of the assets underlying the asset securitization products change materially.

**Article 8:** *Maintenance of Internal Records Related to Credit Rating*

JCR shall maintain internal records related to credit ratings for a reasonable period of time, in accordance with the applicable by-laws determined by JCR.

**Article 9:** *Credit Ratings Review and Withdrawal*

JCR shall monitor credit ratings on an ongoing basis, and update them in the following manner: regularly reviewing the issuer's creditworthiness; review the status of the credit rating upon becoming aware of any information that might reasonably be expected to result in a rating action (including withdrawal), consistent with the applicable rating policies; and methodologies timely updates of the credit rating, as appropriate, based on the results of the review above.



JCR does not register the class of asset backed securities as NRSRO ratings.

Subsequent monitoring shall incorporate all cumulative experience obtained. Changes in the Rating Policies and methodologies or assumptions used for credit ratings shall be applied to subsequent credit ratings, when necessary.

When JCR discontinues credit ratings, apart from cases when rated issuers or obligations come to extinct, it shall announce that it will discontinue the rating of an issuer or obligation. If JCR continues to make such credit ratings available to the public, it shall state the dates on which ratings were last updated, and the fact that such ratings are no longer being updated.

**Article 10:** *Ensuring of Resources for Monitoring and Updating*

JCR shall ensure that adequate human and financial resources are allocated to monitoring and updating its credit ratings.

**Article 11:** *Initial Rating and Monitoring by Separate Analytical Team*

JCR shall use separate analytical teams for determining the initial credit ratings and for subsequent monitoring of asset securitization products. Each team shall consist of rating analysts with the sufficient level of professional knowledge and expertise to assign appropriate credit ratings in a timely manner.

**Article 12:** *Prohibition of providing consulting services*

When assigning credit ratings to companies, securities issued by companies, or obligations of companies, JCR and its officers and employees shall be prohibited from providing consulting services regarding the organizational structure or the structure of main assets and liabilities of the relevant companies. When assigning credit ratings to financial instruments or companies, JCR and its officers and employees shall be prohibited from providing consulting services regarding significant matters associated with the design of the relevant financial instruments or companies.

**Article 13:** *Compliance*

JCR and its officers and employees shall comply with this Code of Conduct, internal rules and all applicable laws and regulations.

In accordance with the predetermined internal rules, JCR shall appoint a Chief Compliance Officer who is responsible for general matters associated with compliance with laws and regulations. The Chief Compliance Officer shall be a person who has professional knowledge and sufficient experience in the overall operations of credit ratings and who possesses extensive expertise in laws and regulations.

Upon becoming aware that another JCR employee is or has been engaged in or may potentially be engaged in conduct that is illegal, unethical, or contrary to JCR's Code of Conduct, that employee shall report such information immediately to the Chief Compliance Officer, as appropriate, so proper action may be taken. The Chief Compliance Officer who receives such a report from a JCR employee is obligated to take appropriate action, as determined by the laws and regulations of the jurisdiction, and by the rules and guidelines of JCR. JCR's management shall prohibit retaliation by other JCR employees, or by JCR itself, against any officers or employees who make such reports in good faith.



JCR does not register the class of asset backed securities as NRSRO ratings.

**Article 14:** *Integrity of Officers and Employees*

JCR shall not employ officers or employees with demonstrably compromised integrity, and its rating analysts shall be held to high standards of integrity.

JCR and its officers and employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

Apart from the provision of credit ratings that are projected based on the Rating Policies and methodologies to stakeholders of a credit rating, JCR and its officers and employees shall not, either implicitly or explicitly, give to the stakeholder requesting a credit rating any assurance of a particular credit rating as results of credit assessment.

## Chapter 2: JCR's Independence and Avoidance of Conflicts of Interest

**Article 15:** *Independence and Objectivity of Credit Ratings*

JCR and its responsible analysts and the rating committees members (hereafter, "responsible members for credit ratings") shall use care and professional judgment to maintain both the substance and appearance of independence of credit ratings and to carry out their operations fairly and accurately. JCR shall not forbear or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of such action on JCR, a Stakeholder, an investor, or other market participant. The determination of a credit rating shall be influenced only by factors relevant to the credit assessment. The credit rating JCR assigns to an issuer or security shall not be affected by the existence or potential of a business relationship between JCR and the Stakeholders or any other party, or the non-existence of such a relationship.

**Article 16:** *Elimination and Management of Conflicts of Interest*

JCR shall adopt written internal procedures and mechanisms to identify and eliminate, or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the opinions and analyses it makes, or the judgment and analyses of rating employees.

JCR's disclosures of actual and potential conflicts of interest shall be clear, concise, complete, specific, and timely.

JCR for determining credit ratings shall not hold ("Holds" includes cases in which a Rating Committee member can execute a voting right or any other rights or make a demand as a shareholder of the issuer based on a money trust agreement, etc. and cases in which a Rating Committee member has the authority necessary to invest in securities under a discretionary investment contract, etc.) any securities issued by the Stakeholder (excluding government or local government bonds), or derivatives products (limited to those based on a security issued by the Stakeholder or by issuers related to the Stakeholder).

**Article 17:** *Restriction on Employees in Liaison with the Regulatory Agencies from conducting some Credit Rating Actions*

When an issuer or the subject of the rating has, or is simultaneously pursuing, regulatory function over JCR (e.g., governments), JCR shall use different employees for conducting



JCR does not register the class of asset backed securities as NRSRO ratings.

its credit rating actions than those in liaison with its Regulatory Agency.

**Article 18:** *Avoidance of Conflicts of Interest from Ancillary Business and other business*

In carrying out ancillary business and other business operations, JCR shall ensure that it has procedures and mechanisms in place to identify, eliminate, manage or minimize matters that may unfairly affect the assignment or the provision of credit ratings.

The content of the ancillary business of JCR shall be made public in the website.

**Article 19:** *Fee Schedule*

JCR shall disclose the general system of its compensation arrangements with entities that request ratings.

**Article 20:** *Managing Entities from which JCR Receives considerable amount of payments*

JCR shall prescribe appropriate measures to manage conflicts of interest with regard to the case that JCR receives considerable amount of payments from a Stakeholder in the latest fiscal year, in its internal rules and policies.

**Article 21:** *Disclosure of All Relevant Information regarding Asset Securitization Products*

JCR shall itemize and publicly disclose information that is considered to be important for third parties, such as investors and other credit rating agencies, to assess the appropriateness of the relevant credit ratings so that the third parties can conduct their own analyses independent from the credit rating agencies that assigned credit ratings to asset securitization products. JCR also requests that Stakeholders disclose such information. When disclosing credit ratings of asset securitization products, JCR shall disclose in its rating announcements whether Stakeholders have publicly disclosed the details of the above solicitation and relevant information or if the information remains non-public. In cases when the disclosure of the details of the solicitation of the information disclosure or the announcement of the status of the information disclosure can be made only after the announcement of credit ratings, JCR shall disclose the relevant information as soon as possible.

## Chapter 3: Officers and Employees Independence and Avoidance of Conflicts of Interest

**Article 22:** *Compensation Arrangements*

Reporting lines for officers and employees of JCR and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest. The JCR Chief Compliance Officer shall not be compensated or evaluated on the basis of the records of their credit rating operations. Responsible members for credit ratings shall not be compensated or evaluated on the basis of the amount of revenue from credit ratings for the Stakeholders they cover.

JCR shall not have officers/employees who are directly involved in rating process initiate, or participate in, discussions regarding fees or payments with any stakeholders.

**Article 23:** *Reviews of Compensation Policies and Practices*



JCR does not register the class of asset backed securities as NRSRO ratings.

JCR shall conduct formal and periodic reviews of compensation policies and practices for its Chief Compliance Officer and responsible members for credit ratings to ensure that these policies and practices do not compromise the fair and accurate implementation of its credit rating process.

**Article 24:** *Restriction of Involvement in Credit Rating Actions*

No JCR officer and employee shall participate in or otherwise influence the determination of JCR's ratings of any particular entity or obligation as a responsible rating analyst or a member of the Rating Committees that determines credit ratings, if any of the following apply to such an officer or an employee:

***i.*** Holds securities issued by Stakeholders or derivatives of such entities. ("Holds" includes cases in which a Rating Committee member can execute a voting right or any other rights or make a demand as a shareholder of the issuer based on a money trust agreement, etc. and cases in which a Rating Committee member has the authority necessary to invest in securities under a discretionary investment contract, etc.)

***ii.*** Holds securities issued by entities related to Stakeholders or derivatives of such entities. ("Holds" includes cases in which a Rating Committee member can execute a voting right or any other rights or make a demand as a shareholder of the issuer based on a money trust agreement, etc. and cases in which a Rating Committee member has the authority necessary to invest in securities under a discretionary investment contract, etc.)

***iii.*** Has or had in the last one year employment (including those who were directors or in an equivalent position) or other significant business relationships with the Stakeholder that may cause or may be perceived as causing a conflict of interests.

***iv.*** Is a family member (spouse or blood relative or an in-law within the first degree of kinship) of a director of the Stakeholders or an officer in an equivalent position.

***v.*** Has personal relationship with a director of the Stakeholder or the agent thereof that may cause or may be perceived as causing a conflict of interests and if it is judged by the Chief Compliance Officer that this will lead to a conflict of interest.

**Article 25:** *Prohibited acts and restriction on Securities Transactions*

Responsible members for credit ratings (or their immediate family member of the employee (e.g., spouse or dependent) who lives together or shares the living expenses) shall not either on their own account or on behalf of another person buy or sell or engage in any securities transactions issued by the Stakeholders to which the employees assign ratings, or derivatives (limited to those based on a security issued by the Stakeholder or by issuers related to the Stakeholder).

When engaging in any transactions in any securities or derivatives other than those described in the preceding paragraph, responsible members for credit ratings (or an immediate family member of the employee (e.g., spouse or dependent) who lives together or shares the living expenses) shall report the details of all such transactions to the Chief Compliance Officer prior to each such transaction. Following the consultation with the



JCR does not register the class of asset backed securities as NRSRO ratings.

General Manager of Rating department/division, the Chief Compliance Officer shall prohibit the employees from entering into such transactions if they judge that these transactions may cause or may be perceived as causing a conflict of interests. This includes cases when the responsible members for credit ratings trade securities issued by or derivatives related to an entity that belongs to the same industry as that in which the entity the responsible rating analyst is rating operates.

**Article 26:** *Prohibition of Soliciting or Accepting Money and Gifts*

Responsible Members for credit ratings shall be prohibited from receiving or soliciting money or gifts (excluding items, the total amount of which is not exceeding three thousand yen a day and that are considered to be necessary for operational purpose), or accepting the offer of such items from the Stakeholders during the process of assigning their credit ratings.

**Article 27:** *Disclosure of Personal Relationships that Create the Potential for Conflicts of Interest*

Any Responsible Members for credit ratings who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interests (including, for example, a personal relationship with officers or employees of a Stakeholder or agent of such entity within his or her area of rating responsibility), shall be required to disclose such relationship to the Chief Compliance Officer of JCR, as determined by JCR's compliance policies.

**Article 28:** *Review of the Past Work of former Rating Analysts of JCR*

JCR shall establish internal policies and procedures for reviewing the appropriateness of the credit rating of which a reemployment employer of the former rating analyst of JCR was a Stakeholder and the Former Staff participated in the process of assigning credit ratings to that Stakeholder as a Responsible Member of the credit rating.

## Chapter 4: Disclosure of Credit Rating Information

**Article 29:** *Public Disclosure of Credit Rating Decisions*

JCR shall distribute in a timely manner its credit rating decisions regarding the entities and securities it rates. JCR shall indicate with each of its credit ratings when the credit rating was last updated. JCR shall publicly disclose its policies for distributing credit ratings, reports that include reasons for ratings, and updates.

**Article 30:** *Disclosure of the Rating Policies and methodologies in Determining the Credit Rating*

Each credit rating announcement shall indicate the principal elements of the Rating Policies and methodologies that were used in determining the credit rating and where a description of such elements can be found. Where the credit rating is based on more than one policy presented in the Rating Policies and methodologies, or where a review of only the principal Rating Policies and methodologies might cause investors to overlook other



JCR does not register the class of asset backed securities as NRSRO ratings.

important aspects of the credit rating, JCR shall explain this fact in the credit rating announcement, and indicate where a discussion of how the different Rating Policies and methodologies as well as other aspects factored into the credit rating decisions.

**Article 31:** *Non-selective-basis Disclosure of Credit Rating Decisions*

JCR shall disclose to the public, on a non-selective basis and free of charge, all credit ratings, as well as all subsequent decisions to discontinue a credit rating where such a credit rating is published.

**Article 32:** *Disclosure of All Related Information on Credit Rating Actions*

JCR shall publish sufficient information about its procedures, methodologies, and assumptions, so that outside parties may understand how a credit rating was arrived at by JCR. This information shall include (but is not limited to) the meaning of each credit rating category, the definition of default, and the time horizon JCR used when making a credit rating decision.

When issuing or revising a credit rating, JCR shall explain in its press release or reports presented on its web site the key elements as reasons underlying the rating opinion.

**Article 33:** *Disclosure of Information regarding Asset Securitization Product*

Where JCR provides credit rating to an asset securitization product, it shall provide investors with sufficient information about its loss and cash-flow analysis so that an investor allowed to invest in the product can understand the basis for the credit rating.

JCR shall also disclose the degree to which it analyzes how sensitive a credit rating of an asset securitization product is to changes in its underlying credit rating assumptions.

**Article 34:** *Rating Symbology of Asset Securitization Products*

JCR shall not differentiate a rating symbology of asset securitization products from a traditional corporate credit rating symbology. JCR shall, however, explain the difference between an asset securitization product credit rating and a corporate credit rating in its press release and reports presented on its website when JCR makes an asset securitization product credit rating public.

JCR shall clearly define a given rating symbol and apply it in a consistent manner for all types of asset securitization products to which that symbol is assigned.

**Article 35:** *Assistance for Investors' Understanding about a Credit Rating*

JCR shall assist investors in developing a greater understanding of what a credit rating is, and the limits to which credit ratings can be put to use vis-à-vis a particular type of financial product that it rates.

JCR shall clearly indicate the attributes and limitations of each credit opinion, and the limits to the verification of information that is provided to JCR by the Stakeholder, and is judged and used as information that has sufficient quality in accordance with predetermined procedures.



JCR does not register the class of asset backed securities as NRSRO ratings.

**Article 36:** *Measures for Response from Stakeholder to the Rating*

Prior to issuing or revising a credit rating, JCR shall inform the issuer or other Stakeholders who are designated by the issuer of the principal information and principal considerations upon which a rating will be based, and afford the Stakeholders a reasonable time necessary to clarify any factual misperceptions or other matters associated with principal information JCR used that JCR would wish to be made aware of in order to produce an accurate credit rating. For the response from the stakeholders, JCR shall re-examine the credit rating by replacing rating analysts and/or bring the case to reconsideration of the Rating Committees.

**Article 37:** *Disclosure of Information about Historical Default Rates*

In order to promote transparency, and to enable the market to judge the performance of credit ratings, JCR shall publish the historical default rates of JCR rating categories or statistics about changes of ratings, so that interested parties may sufficiently understand such performance and statistics, and be able to draw quality comparisons as much as possible among credit ratings given by different credit rating agencies. If the nature of a credit rating or other circumstances make a historical default rate inappropriate, statistically invalid, or otherwise likely to mislead the users of the credit rating, JCR shall explain this. This information shall include verifiable, quantifiable historical information about the performance of its credit rating opinions, organized and structured, in such a way to assist investors in drawing performance comparisons between different credit rating agencies.

**Article 38:** *Publication of Unsolicited Credit Ratings*

If a publication of a rating on an issuer is perceived to contribute to the enhancement of credit rating accuracy because the issuer's market share, for example, is high, JCR shall assign and, if assigned, publicize the unsolicited credit rating without delay with the consent of the issuer (excluding sovereign credit ratings). In this case, JCR shall disclose the credit rating not assigned at the request of the issuer by indicating affix, "p", to the rating symbol to identify it as such. Even in the cases when interview with Stakeholders can be conducted only partially or no such interview can be conducted or when only partial non-public information can be obtained or no such information can be obtained, JCR may assign credit ratings not solicited by the request of the Stakeholders. Even in the cases when credit ratings are assigned without being solicited by the request of the Stakeholders, JCR shall exert efforts to carry out credit assessments in the same credit rating process as for a solicited credit rating, by assessing sufficient information and/or interviewing issuers.

In the case of sovereign credit ratings, when assigning and publishing unsolicited credit ratings, the affix, "p", shall not be indicated. In this case, however, JCR shall publish unsolicited credit ratings by publicly stating that such ratings are unsolicited credit ratings

**Article 39:** *Publication of Material Modifications to Rating Policies and methodologies*

JCR shall fully and publicly disclose all material modifications to its Rating Policies and methodologies. JCR shall carefully consider the uses of credit ratings before modifying its Rating Policies and methodologies



JCR does not register the class of asset backed securities as NRSRO ratings.

## Chapter 5: Treatment of Confidential Information

**Article 40:** *Protection of Confidential Information*

JCR shall adopt procedures and mechanisms to manage and protect the business-sensitive information obtained through credit rating business ("Confidential Information"). Unless otherwise permitted by the confidentiality agreement or the mutual understanding, and consistent with applicable laws and regulations, JCR and its officers and employees shall not disclose confidential information in press releases, research conferences, or conversations with investors, or by any other means. Even after retirement from JCR, retired officers and employees shall protect confidential information in accordance with an agreement between JCR and the officer or the employee at the time of retirement.

**Article 41:** *Use of Confidential Information*

JCR shall use confidential information only for purposes related to its credit rating activities, or otherwise in accordance with confidentiality agreements with an entity requesting a rating.

**Article 42:** *Measures for the Protection of Property and Records*

JCR officers and employees shall take all reasonable measures to protect all property and records belonging to or in possession of JCR from fraud, theft, or misuse.

**Article 43:** *Prohibition of Securities Transactions when Possessing Confidential Information*

JCR officers and employees must not, on their own account or on behalf of others, engage in any transaction in any securities (excluding government bonds and local bonds) issued by the relevant customer, or derivatives (limited to those based on a security issued by the relevant customer or those related to the relevant customer), when they possess confidential information concerning the relevant customer. Even after retirement from JCR, the retired officer and employee shall be also prohibited from engaging in such transactions based on confidential information of the customer including Stakeholders in accordance with an agreement between JCR and the officer and the employee at the time of joining and retirement.

**Article 44:** *Compliance with Internal Policies about the Treatment of Confidential Information and Securities Trading*

JCR officers and employees shall familiarize themselves with the internal policies concerning the treatment of confidential information and securities trading, and periodically certify their compliance as required by such policies.

**Article 45:** *Prohibition of Selective Disclosure*

JCR shall not selectively disclose any important non-public opinions about credit ratings or the prospect of future credit ratings, except for stakeholders or its designated agents.

**Article 46:** *Restriction of Sharing Confidential Information*

JCR shall limit the sharing of confidential information about credit ratings only to



JCR does not register the class of asset backed securities as NRSRO ratings.

responsible rating analyst and designated officers and employees, and shall not share such information among other rating analysts, except on an "as needed" basis.

**Article 47:** *Restriction of Use of Confidential Information for Other Purposes*

JCR officers and employees shall not use or share confidential information for the purpose of trading securities and other related products, or for any other purpose except the conduct of JCR's business.

## Chapter 6: Disclosure of JCR's Code of Conduct and Communication with Market Participants

**Article 48:** *JCR's Code of Conduct following the Provisions of the IOSCO Principle and the IOSCO Code of Conduct Fundamentals*

JCR's Code of Conduct is established in accordance with the provisions of the IOSCO Principles Regarding the Activities of Credit Rating Agencies and the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

In order to implement its Code of Conduct, JCR shall adopt internal policies and organizations to make its officers and employees fully aware of the Code of Conduct. JCR shall disclose on a timely manner any modification to its Code of Conduct and how it shall be implemented.

**Article 49:** *Establishment of Communications Functions with Market Participants and the Public*

JCR shall establish a function within its organization charged with communicating with market participants and the public about any questions, concerns, or complaints that JCR may receive. This function shall help ensure that JCR's officers and management are informed of issues that its officers and management would want to be made aware of when setting policies relating to credit ratings.

**Article 50:** *Disclosure on Webpage*

JCR shall publish in a prominent position on its webpage links to (1) JCR Code of Conduct: (2) Rating Policies and methodologies: and (3) information about its historic performance data of credit ratings.



JCR does not register the class of asset backed securities as NRSRO ratings.

# Supplement

***Definition of terms***

**Article 1:** Terms used in this Code of Conduct shall be defined as follows:

1. *Responsible Members of credit ratings*

   Responsible members of credit ratings shall mean a rating analyst or a member of the collegial body that assigns final credit ratings.

2. *Stakeholder*

   An entity related ratings shall mean a Stakeholder as stipulated in Article 307 of the Cabinet Office Ordinance Concerning the Financial Instruments Business (Cabinet Office Ordinance No. 52, 2007). It includes a rated corporation, an issuer of financial instruments, and an arranger of financial instruments.

3. *Subject Entity*

   A Subject Entity shall mean an entity that is the subject of the credit rating, or an issuer of a financial instrument that is the subject of the credit rating

4. *Ancillary business*

   Ancillary business shall mean any business other than credit rating business that is related to credit any rating action.

5. *Other businesses*

   Other businesses shall mean business other than credit rating business, and those other than ancillary businesses

6. *Securities*

   Securities shall mean securities as defined in Article 2 of the Financial Instruments and Exchange Law.

7. *Confidential Information*

   "Confidential Information" shall mean business-sensitive information obtained through credit rating business as defined in Exhibit 3 to the 3/28/2012 Form NRSRO. "Confidential information" in this Rules is not the same meaning as "Confidential Client Information" defined in Exhibit 7-4 to the 3/28/2012 Form NRSRO, which does not limit to the information obtained through credit rating business but that obtained through all the businesses JCR conducts.

**Article 2:** Effective date

This Code of Conduct is put into effect as of December 19, 2012.



JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 7-2

## Basic Compliance Policy

I. Purpose

Japan Credit Rating Agency, Ltd. (hereafter the "Company") shall establish appropriate compliance systems to ensure the proper conduct of its business operations in accordance with fundamental principles of business management, and shall focus on rigorous implementation of compliance as one of the most important issues for management. Officers and employees of the Company shall be required to be fully aware of the social significance of a credit rating, uphold high standards of professional ethics and conduct business fairly and appropriately. In particular, they must pay due attention to compliance with laws and regulations and rules and regulations established by the Company (hereinafter, "Internal Rules") and strictly observe them. This Basic Compliance Policy (hereinafter, the "Policy") shall govern the compliance systems and procedures of the Company and basic compliance matters to be observed by officers and employees; provided, however, that the Policy does not necessarily cover all such compliance matters and each person shall endeavor to consult with his/her immediate superior, the Chief Compliance Officer and Compliance Management Division as necessary and when there is any doubt about the interpretation of laws and regulations or Internal Rules.

II. Systems

The compliance systems of the Company shall be as follows:

1. The Chief Compliance Officer

(1) Appointment and removal

The person responsible for compliance with laws and regulations in the Company shall be the Chief Compliance Officer. The Chief Compliance Officer shall be appointed by a resolution of the Board of Directors from among those who possess expert knowledge of and sufficient experience in overall credit rating business and who are well acquainted with laws and regulations and Internal Rules. In the event that there has been a wrongful or unjust act in the execution of duties by the Chief Compliance Officer, that the Chief Compliance Officer has been found to lack qualifications as a Chief Compliance Officer, or that the Chief Compliance Officer has become the subject of disciplinary action pursuant to the Employment Rules or on other grounds attributable to the Chief Compliance Officer, and the Board of Directors deems it necessary to remove the Chief Compliance Officer, the Company may do so by resolution



JCR does not register the class of asset backed securities as NRSRO ratings.

of the Board of Directors; provided, however, in the event that the Chief Compliance Officer was removed against his/her will, he/she may make an objection regarding his/her removal to the Supervisory Committee.

(2) Ownership of responsibilities for compliance with laws and regulations

The Chief Compliance Officer oversees overall compliance matters and is responsible for framing and administrating compliance measures.

(3) Duties

i) The Chief Compliance Officer shall prepare a compliance manual and make it available for officers and employees for easy reference at all times and seek to enhance their understanding of compliance. He/she promotes and improves their awareness of the need to comply with laws and regulations through conducting the training about the compliance matter in coordination with Information Services Department.

ii) At the beginning of each fiscal year, the Chief Compliance Officer shall develop a compliance program setting out plans for the execution of compliance duties and obtain the approval of the Board of Directors.

iii) The Chief Compliance Officer shall conduct regular examinations and inspections of the status of compliance with laws and regulations in the Company, focusing on the compliance matters stipulated in Chapter III of the Policy according to the compliance program mentioned above.

iv) The Chief Compliance Officer shall report the results of the implementation of duties pursuant to the compliance programs developed at the beginning of the fiscal year and violations of the laws and regulations occurred during the term to the Supervisory Committee whenever a meeting of the Supervisory Committee is held; provided, however, that in the event of the occurrence of a material breach of law, the Chief Compliance Officer shall immediately request a Supervisory Committee member to convene a meeting of the Supervisory Committee. Matters reported to the Supervisory Committee shall also be reported to the president of the Company, the Board of Directors and auditors as necessary. If an improvement is recommended by the Supervisory Committee pursuant to Chapter II, Article 2, Paragraph 2, Item 3 of the Policy and submitted to the Board of Directors, the Chief Compliance Officer shall examine the status of execution of the measures determined by the Board of Directors based on the improvement recommended and report the status to the Supervisory Committee.

v) The Chief Compliance Officer shall prepare records of the results of investigations of the status of compliance with laws and regulations and matters reported to the Supervisory Committee and shall maintain such records for five years.

vi) The Chief Compliance Officer may concurrently hold another post insofar as it does not



JCR does not register the class of asset backed securities as NRSRO ratings.

interfere with the execution of his/her duties as Compliance Officer.

(4) Competence and authority of the Chief Compliance Officer and duty of officers and employees to cooperate

i) The Chief Compliance officer may participate in any meeting relating to management activities, other than a Board of Directors, inspect books and records as necessary, interview relevant persons, enter any part of the premises of the Company, make any other request or take measures necessary for ensuring compliance with laws and regulations.

ii) The Chief Compliance Officer may make an inquiry about any matter or request confirmation of the content of the matter and facts to any appropriate internal and external parties as necessary.

iii) Officers and employees must readily cooperate with the Chief Compliance Officer in the investigations, etc. conducted by the Chief Compliance Officer.

iv) Officers and employees must refer to the Chief Compliance Officer any necessary data such as important management data and statistics, notices of modification or abolition of organizations, systems and procedures, internal memoranda and minutes of relevant meetings.

v) The Chief Compliance Officer may delegate his authority to the Division Manager of the Compliance Management Division within the range admitted by the relevant laws.

(5) Policy for determining remuneration and so forth of the Chief Compliance Officer

Amounts of remuneration and so forth of the Chief Compliance Officer shall not be affected by the actual results of credit rating business.

2. Supervisory Committee

(1) Appointment and removal

The method of the appointment and removal of Supervisory Committee member shall be prescribed in the Supervisory Committee Rules.

(2) Duties

i) The organization and operation of the Supervisory Committee shall be prescribed in the "Supervisory Committee Rules."

ii) The Supervisory Committee shall receive reports on the matters provided for in Chapter II, Article 1, Paragraph 3, Item 4 of the Policy from the Chief Compliance Officer at every meeting of the Supervisory Committee.

iii) The Supervisory Committee shall report on compliance to the Board of Directors at a meeting of the Board of Directors to be held immediately after a meeting of the Supervisory Committee. When the Supervisory Committee has determined that any



JCR does not register the class of asset backed securities as NRSRO ratings.

measure for meeting requirements of the business administration systems which the Company is required to establish as a credit rating agency has not been taken, the Supervisory Committee shall recommend improvements regarding that matter. The Board of Directors shall then take appropriate corrective measures based on the improvements recommended by the Supervisory Committee.

3. Compliance Management Division

(1) Duties

The Compliance Management Division shall assist the Chief Compliance Officer and manage matters concerning planning and administering compliance matters based on the instructions of the Chief Compliance Officer.

III. Compliance matters

Officers and employees shall pay attention to the compliance matters set forth below in the execution of their duties. In particular, officers and employees shall promptly give prior notice or report to, or consult with, the Chief Compliance Officer as soon as they are aware of the need to do so.

1. Full knowledge of and compliance with the JCR Code of Conduct and other Internal Rules

(1) Officers and employees must fully understand and comply with the Internal Rules of the Company as set forth in the JCR Code of Conduct, which stipulates, among other things, 1) maintaining a high-quality credit rating process, 2) maintaining independence as a credit rating agency and avoiding conflicts of interests, 3) maintaining employees’ independence and avoiding conflicts of interests, 4) disclosing credit rating information and 5) treating confidential information.

(2) Officers and employees must pledge in writing every year to comply with this Basic Policy and other compliance-related rules and regulations.

2. Prohibited acts

The Company or its officers and employees may not conduct the following acts and the prohibited conflicts of interest defined in “*Conflicts of Interest Management Policy*”:

(1) The Company has another party operate a credit rating business under the name of the Company;

(2) A rating analyst provides or changes a credit rating by a method outside the rating policies and methodologies, or in a way that contravenes them. Particularly The Company issues, modifies, or offers or threatens to issue or modify, a credit rating not by the rating policies



JCR does not register the class of asset backed securities as NRSRO ratings.

and methodologies, but based on whether the stakeholders purchase or will purchase the credit rating or any other services or products of the Company.

(3) A rating analyst misrepresents in general terms the results of the assessment of the credit status of financial instruments or any juridical person or make a misleading representation of important matters; and

(4) Officers or employees of the Company condition or threaten to condition the issuance of a credit rating on the purchase by the stakeholders of any other services or products, including pre-credit rating assessment products of the Company.

3. Avoidance and management of conflicts of interests relating credit rating business

(1) The Company shall identify in the Conflicts of Interest Management Policy credit ratings that may entail actual or potential conflicts of interests (hereafter, "Specified Acts") and take measures for ensuring that such actions will not have an adverse impact on the interest of investors (hereafter, "Measures for Preventing Conflicts of Interests"). The contents of the Conflicts of Interest Management Policy will be drafted by the Chief Compliance Officer and is subject to the Board approval. The Chief Compliance Officer shall conduct a comprehensive inspection at least once a year of the status of the control of Specified Acts and the implementation of the Measures for Preventing Conflicts of Interests and conduct reviews as necessary. The outline of Specified Acts and the Measures for Preventing Conflicts of Interests shall be made available for public inspection and be posted on the website of the Company.

(2) The Chief Compliance Officer shall make available at all times at a place readily accessible to the officers and employees of the division in charge of credit ratings to inspect documents specifying a list (hereinafter, the "Confirmation List") of cases of prohibited conflicts of interest and relationships between the Company and Subject Entities that fall under Specified Acts.

(3) Prior to implementing the credit rating analyses, a responsible rating analyst shall, if he/she has a close relationship or other relationships under prohibited conflicts of interest or Specified Acts with the Stakeholder for whom he/she has been nominated to conduct the credit rating analyses, report to that effect to the responsible manager of a rating department/division. The Responsible Manager shall then cancel such nomination and designate another rating analyst.

(4) Notwithstanding the provisions of the preceding paragraph, a rating analyst shall, if he/she has a personal relationship with any officer or employee of a Stakeholder or its agent that may cause an actual or potential conflict of interest or any other relationship with such a person that may be determined as entailing actual or potential conflicts of interests, notify



JCR does not register the class of asset backed securities as NRSRO ratings.

the Responsible Manager of the Rating Department/Division and the Compliance Management Division, seek the judgment of the Chief Compliance Officer as to whether it is appropriate for him/her as a rating analyst in charge to provide the Stakeholder with a credit rating and submit to their judgments.

(5) When it is ascertained prior to implementing the credit assessment that there is a relationship that falls under Specified Acts between the Company and the Stakeholder based on the Confirmation List, the responsible rating analysts shall promptly report that fact to the Responsible Manager of the Rating Department/Division and the Compliance Management Division. The Chief Compliance Officer shall then take appropriate Measures according to the Conflicts of Interest Management Policy.

(6) Any person who has been nominated as a member of the rating committee or a councilor in the credit rating council (hereafter, "the Rating Committees") relating to the provision of credit ratings at the time of convening a meeting of the Rating Committees shall, if it is ascertained that he/she has a close relationship or other relationships under prohibited conflicts of interest or Specified Acts with the Stakeholder for whom deliberation of the Rating Committees will be conducted, report to that effect to the Responsible Manager of the Rating Department/Division prior to the meeting of the Rating Committees. The Responsible Manager of the Rating Department/Division shall, upon receiving the report, nominate another rating committee member or confirm that said councilor will not attend the relevant meeting of the credit rating council. The chairperson of the Rating Committees considering each credit rating shall confirm at the time of the commencement of the meeting of the Rating Committees that the Company and Rating Committee members have no conflicts of interest or no risk of creating a conflict of interest and that Measures for Preventing Conflicts of Interests have been taken if there is a risk of a conflict of interest to be arisen. A meeting of the Rating Committees shall not proceed in the event that no Measure for Preventing Conflicts of Interests has been taken, despite the existence of a conflict of interest with respect to the Company or a Rating Committee member, or the risk thereof.

(7) If it is found that the Company has a relationship that falls under Specified Acts with a Stakeholder, the Chief Compliance Officer shall participate in a meeting of the Rating Committees to be held in connection with the Stakeholder and take measures to ensure that the relationship does not affect the determination of the credit rating, by confirming compliance with the rating policies and methodologies and appropriate implementation of the process of determining a credit rating. The Chief Compliance Officer shall report the incident to a meeting of the next Supervisory Committee held following the incident and examine the appropriateness of procedures for the Measures for Preventing Conflicts of



JCR does not register the class of asset backed securities as NRSRO ratings.

Interests as a subject for audit by the Internal Audit Division.

4. Relationships with civil servants

Special attention must be paid to relationships with civil servants and quasi-civil servants. Officers and employees must avoid providing such persons with gifts or entertainment.

5. Prohibition of conflicts of interests with the Company

Each officer and employee shall not conduct any act that may cause a conflict of interest between him/her and the Company.

6. Protection of company assets

Officers and employees shall make a clear distinction between work-related and personal matters, endeavor to protect the assets of the Company (including any information and software) and not make any misuse or unauthorized use of such assets.

7. Handling of intellectual property rights

Intellectual property such as software and copyrights developed or created by officers and employees in the course of their duties shall be protected, managed and used as intellectual property of the Company. The intellectual property of other persons shall also be respected and shall not be misused.

8. Fair treatment of expenses

Officers and employees shall report accurately their travel expenses, transportation expenses, working hours, paid holidays, etc., as required.

9. Proper account processing

The corporate treasurer of the Company shall conduct appropriate accounting in accordance with fair and accepted accounting principles.

10. Dealing with antisocial groups and their members

Officers and employees shall not respond to any demand for money, etc. from antisocial groups or their members.

11. Prohibition of discrimination

Officers and employees shall not discriminate based on a person’s personal attributes, including gender, nationality, religion, ideology, age, or physical disability. Officers and employees shall



JCR does not register the class of asset backed securities as NRSRO ratings.

also refrain from any conduct or statement that may constitute harassment or that is unwelcome to others.

12. Prohibition of harassment

(1) Prohibition of sexual harassment

Officers and employees must not use their position or rank to compel another person to engage in any sexual relationship. Acts that degrade the working environment, such as unwelcome sexual speech or conduct, are prohibited.

(2) Prohibition of power harassment

Officers and employees must not take advantage of their position or authority in the workplace to engage in any conduct or speech that violates the rights of another person, irrespective of their authority over said other person, or that degrades the working environment or causes the other person to fear for their employment.

13. Protection of privacy

Personal information on officers and employees held by the Company shall be strictly managed in accordance with the Company's privacy policy and may not be used for any purpose other than that for which the information was originally obtained. Such personal information may not be disclosed outside the Company without reasonable grounds, such as a court order, and without the consent of the person identified in the information.

14. Prevention of unfair competition

In accordance with laws and regulations and accepted business practice, contracts shall be concluded with respect to transactions. Money, gifts, entertainment and any other economic benefits may not be accepted beyond the extent permitted by accepted business practice.

IV. Reporting/Confirmation Requirements

1. Internal reporting requirement

If officers or employees become aware of a violation of the laws and regulations as set forth in the "Rules for Handling Internal Information and Internal Complaints", or determine that the risk of a violation exists, they shall immediately report to the Chief Compliance Officer or Compliance Management Division, following the procedures stipulated in the Internal Reporting Rules.

2. Confirmation requirement

If any doubt arises concerning the interpretation, etc. of laws and regulations and internal rules, etc., officers or employees must consult with the Chief Compliance Officer or



JCR does not register the class of asset backed securities as NRSRO ratings.

Compliance Management Division.

V. Penalty Provisions

Any person who violates laws and regulations and internal rules, etc. may be subject to disciplinary action, etc. in accordance with the Employment Rules, etc.

VI. Revision and Abolition

Any revision or abolition of the Policy shall be made by the Board of Directors.

Supplementary Provisions

Introduced on November 1, 2002
Revised on April 28, 2005 and enacted on May 31, 2005
Revised on May 9, 2005 and enacted on May 31, 2005
Revised on April 1, 2006
Revised on April 1, 2008
Revised on March 15, 2010
Revised on May 26, 2010
Revised on July 22, 2010 and enacted on July 30, 2010
Revised on March 26, 2012
Revised on May 30, 2012 and enacted on June 22, 2012
Revised on July 13, 2012
Revised on November 18, 2016

## Exhibit 7-3

# Conflicts of Interest Management Policy

Japan Credit Rating Agency, Ltd. (hereinafter, "JCR") shall manage all the conflicts of interest comprehensively pursuant to "Financial Instruments and Exchange Act (Act No. 25 of 1948) related to Regulation on Credit Rating Agencies (Japanese Laws)", "Cabinet Office Ordinance on Financial Instruments Business, etc. (Ordinance No. 52 of 2007) related to Regulation on Credit Rating Agencies (Japanese Laws)", "Securities Exchange Act of 1934 (the U.S. laws)", "General Rules and Regulations of Securities Exchange Act of 1934 (the U.S. laws)" and other related laws (hereinafter, these laws and regulations are called "relevant laws and regulations") in order to assign and provide fair and neutral credit ratings.

JCR shall not take credit rating actions to any stakeholders[1] or to their securities when the conflicts of interest prohibited by relevant laws and regulations exist between officers and employees of JCR and the stakeholders. If JCR finds any acts posing the actual or potential conflicts of interest except those addressed as prohibited conflicts of interest (hereinafter, "specified acts"), it will take measures to protect the investors' benefit (hereinafter, "measures for preventing conflicts of interest"). In this policy, JCR identifies the prohibited conflicts of interest, specified acts and measures for preventing conflicts of interest.

I. Prohibited conflicts of interest

JCR and its officers and employees are prohibited from having the following conflicts of interest.

1. JCR issues or maintains a credit rating solicited by a person that, in the most recently ended fiscal year, provided JCR with net revenue equaling or exceeding 10% of the total net revenue of JCR for the fiscal year.

2. JCR issues or maintains a credit rating with respect to a person associated with JCR.

3. JCR issues, maintains, provides or discloses a credit rating with respect to an obligor or a security where JCR or a person associated with JCR made recommendations to the Stakeholder of the security about any of the following matters that may materially influence a credit rating concerning the Stakeholder. (An explanation as to how the information or

[1] It shall mean a Stakeholder as stipulated in Article 307 of the Cabinet Office Ordinance Concerning the Financial Instruments Business (Cabinet Office Ordinance No. 52, 2007). It includes a rated corporation, an issuer of financial instruments, and an arranger of financial instruments.



JCR does not register the class of asset backed securities as NRSRO ratings.

facts provided by the Stakeholder may affect the determination of credit rating, in accordance with the rating policies and methodologies and any matter incidental thereto shall be excluded from the prohibited conflicts.)

i) The corporate or legal structure of the juridical person and the composition of the principal assets and liabilities thereof, when the object of the credit rating is the assessment of the credit status of such juridical person, securities issued by such juridical person or claim pertaining to a monetary loan held against a juridical person; and

ii) Material matter on the structures of financial instruments or the structures of the juridical person, in cases where the object of the credit rating is the assessment of such financial instruments or juridical person issues or maintains.

4. JCR issues or maintains a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by responsible members for credit ratings[2] or an officer or employee of the Company who has responsibility for developing or approving procedures or methodologies used for determining credit ratings.

5. JCR issues or maintains a credit rating where a person within JCR who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also participates in sales or marketing of a product or service of JCR or a product or service of an affiliate of JCR, or is influenced by sales or marketing considerations.

6. JCR issues or maintains a credit rating where a responsible member for the credit ratings or a responsible rating director[3] who attends the Rating Committee of the Stakeholder is an officer of the Stakeholder or holds an equivalent position, or is a relative (spouse or blood relative or an in-law within the first degree of kinship ) of an officer of the Stakeholder or of a person who holds an equivalent position

7. JCR issues or maintains a credit rating where a responsible member for credit ratings or a responsible rating director who attends the Rating Committee of the Stakeholder directly owns[4] securities or derivatives or money market instruments of, or having other direct

[2] Responsible members for credit ratings shall mean a rating analyst or a member of the collegial body that assigns final credit ratings.

[3] A Responsible Rating Director shall mean a Board Member who supervises any rating department/division (department/division that is in charge of assigning credit ratings)

[4] Such a holder includes a person who has the authority to exercise his/her voting rights or any other rights as a shareholder of the issuer, or to give instructions as to the exercise of said voting rights or any other rights, based on a money trust contract or any



JCR does not register the class of asset backed securities as NRSRO ratings.

ownership interests in, the Stakeholder.

8. JCR issues or maintains a credit rating where a responsible member for credit ratings or a responsible rating director who attends the Rating Committee of the Stakeholder directly owns[3] securities, derivatives or money market instruments of, or having other direct ownership interests in, the affiliated partner of the Stakeholder.

9. JCR issues or maintains a credit rating where a responsible member for credit ratings or a responsible rating director who attends the Rating Committee of the Stakeholder had an employer-employee relationship (including if he or she was an officer or equivalent) or other important business relationship with the Stakeholder in the last year and such relationship might lead to a conflict of interest, or if he or she currently has such relationship.

10. JCR issues or maintains a credit rating where a responsible member of credit ratings received, requested for or accepted the proposal of gifts, including entertainment, from any stakeholders, excluding cases where the total value of such money or goods received in the same day is three thousand Japanese yen (which is equivalent to 25 US dollars) or less (provided, total amount received from the same person of the same stakeholder on the same day) in the context of normal business activities.

11. JCR promises any stakeholders, prior to implementing the credit assessment, to provide or make available to the public a certain credit rating as a result of the credit assessment (excluding an act to provide in advance any Stakeholder with a credit rating estimated based on the rating policies and methodologies and any other information incidental thereto).

12. In cases where the object of a credit rating is the assessment of the credit status of asset securitization products, JCR refuses to determine a credit rating for the assessment of the credit status of such asset securitization products, merely on the grounds that another credit rating agency had already determined a credit rating for the assessment of the credit status of such asset securitization products or the relevant underlying assets.

13. JCR has a person associated with JCR that is a broker or dealer engaged in the business of underwriting securities or money market instruments.

---

other contract or a person who has the authority necessary to make investments in securities, based on a discretionary investment contract or any other contracts.



---

JCR does not register the class of asset backed securities as NRSRO ratings.

14. JCR issues or maintains a credit rating where a responsible member for credit ratings as well as his/her immediate family member (e.g., spouse or dependent) who lives together or shares the living expenses, either on their own account or on behalf of another person, buy or sell or engage in any securities transactions issued by the stakeholders to which the responsible members assign ratings, or derivatives (limited to those based on a security issued by the Stakeholder or by issuers related to the Stakeholder).

15. When an issuer or the subject of the rating has, or is simultaneously pursuing, regulatory function over JCR (e.g., governments), JCR uses the same employees for conducting its credit rating actions as those in liaison with its Regulatory Agency.

16. The compensation of the Chief Compliance Officer shall be linked to the financial performance of JCR.[5]

II. Specified Acts and Measures for Preventing Conflicts of Interest

1. Type of Specified Acts

The Company classifies the Specified Acts as follows.

(1) A Specified Act which is detrimental for the interests of investors such as the case that the Company or the officers or the employees of the Company have close relationship with a Stakeholder

(2) A Specified Act which should be avoided in order to ensure a fair and right credit rating

(3) Other Specified Acts which entail any actual or potential Conflict of Interest.

2. How to manage Specified Acts

JCR shall take necessary measures for preventing conflicts of interest relating to specified acts by one of the following methods or any combination thereof;

- Separating the rating departments from those engaging in businesses addressed as specified acts.
- Excluding an officer or an employee who has a relationship addressed as a specified act from responsible members for credit ratings concerned.
- Disclosing the existence of facts falling under Specified Acts.
- The Chief Compliance Officer takes necessary measures as described below in order to prevent the aforementioned relationship prescribed in the specified acts from affecting

[5] It is classified into Specified Acts in Article 307 of the Cabinet Office Ordinance Concerning the Financial Instruments Business (Cabinet Office Ordinance No. 52, 2007).



JCR does not register the class of asset backed securities as NRSRO ratings.

adversely to the credit rating actions.

Attending the Rating Committee or the Rating Council Committee (hereinafter, “the Rating Committees”) for the aforementioned credit ratings and verifies whether the rating activities comply with the rating policies and methodologies or not, and the rating procedures are executed properly or not. .

3. Specified Acts and Measures for Preventing Conflicts of Interest

A. Cases of potential conflicts of interest between JCR and Stakeholders

(1) A Specified Act which is detrimental for the interests of investors such as the case that JCR has close relationship with a Stakeholder

a) [Specified Act]

JCR is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

b) [Specified Act]

JCR is paid by obligors to determine credit ratings with respect to the obligors.

[Measures for Preventing Conflicts of Interest](for both a) and b))

1) JCR shall not forbear or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of such action on JCR, a Stakeholder, an investor, or other market participant. The determination of a credit rating shall be influenced only by factors relevant to the credit assessment.
2) The departments/divisions in charge of sales, managing the revenues from the ancillary businesses shall be separated from those in charge of delivering credit ratings, in particular, any rating analysts shall not initiate or participate in any discussions regarding fees or payments with any Stakeholders.
3) Confidential information shall be managed strictly pursuant to the related internal policies and shall not be disclosed to parties other than those entitled to access in accordance with those policies (except where permitted by confidentiality or nondisclosure agreements or when required by law).

c) [Specified Act]

JCR receives fiscal benefit such as a significant amount of money etc., as a compensation for business other than the credit rating activities (hereinafter, “Ancillary Business”).

[Measures for Preventing Conflicts of Interest]



JCR does not register the class of asset backed securities as NRSRO ratings.

1) The departments/divisions in charge of sales or managing the revenues from ancillary businesses shall be separated from those in charge of delivering credit ratings,
2) Measures for preventing credit rating activities from becoming adversely affected by ancillary businesses are prescribed in the internal rules "Rules for Handling Ancillary and Other Services" and "Policy for preventing improper effect of the ancillary service on credit ratings".
3) Pursuant to a request of the Chief Compliance Officer, the Compliance Management Division presents a list of the stakeholders whose payments to JCR for ancillary services or conveyance of other financial benefits to JCR have exceeded one hundred million yen ("Confirmation List"); abovementioned List is maintained at a location to which the officers and employees of rating departments/divisions can have a ready access.
4) Whenever a Responsible Rating Analyst has found out from the Confirmation List the existence of a relationship referred to in the above section, he/she is required to report that fact to the Compliance Management Division before accepting to start a credit rating activity in which the stakeholder has interest.
5) The Chief Compliance Officer takes necessary measures as described below so that the relationship referred to as "Specified Act" may not adversely affect the credit rating activity: attending the Rating Committee for the credit rating involved and investigating whether or not the rating activity complies with the rating policies and methodologies and whether or not the rating procedure is properly Executed.
6) The Chief Compliance Officer reports to the Supervisory Committee the measures taken for avoiding a conflict of interest involving the credit rating activity. The Internal Audit Division inspects the appropriateness of all steps taken for this matter.

d) [Specified Act]
   JCR is financed, guaranteed or secured the payment by a stakeholder.
e) [Specified Act]
   A stakeholder underwrites securities issued by JCR.
f) [Specified Act]
   A stakeholder has more than 5% of the voting rights of JCR.

[Measures for Preventing Conflicts of Interest](from d) through f))

1) The departments/divisions in charge of receiving financing, issuing and selling securities and matters related to shareholders are separated from those in charge of



JCR does not register the class of asset backed securities as NRSRO ratings.

delivering credit ratings. The physical mutual access between those departments is restricted and the access to the confidential information is strictly intercepted.

2) Pursuant to a request of the Chief Compliance Officer, the Compliance Management Division presents a list of the stakeholders whose payments to JCR for ancillary services or conveyance of other financial benefits to JCR have exceeded one hundred million yen ("Confirmation List"); abovementioned List is maintained at a location to which the officers and employees of rating departments/divisions can have a ready access.

3) Whenever a Responsible Rating Analyst has found out from the Confirmation List the existence of a relationship referred to in the above section, he/she is required to report that fact to the Compliance Management Division before accepting to start a credit rating activity in which the stakeholder has interest.

4) The Chief Compliance Officer takes necessary measures as described below so that the relationship referred to as "Specified Act" may not adversely affect the credit rating activity: attending the Rating Committee for the credit rating involved and investigating whether or not the rating activity complies with the rating policies and methodologies and whether or not the rating procedure is properly Executed.

5) The Chief Compliance Officer reports to the Supervisory Committee the measures taken for avoiding a conflict of interest involving the credit rating activity. The Internal Audit Division inspects the appropriateness of all steps taken for this matter.

g) [Specified Act]

JCR receives a considerable amount of payments from a stakeholder.

[Measures for Preventing Conflicts of Interest]

1) The departments/divisions in charge of finance, issuing or selling of securities or shareholder-related matters are separated from those other departments/divisions that are in charge of delivering credit ratings. Mutual physical access is restricted and any access to confidential information is strictly discouraged.

2) The compensation arrangements for the members who are responsible for credit ratings are not affected by revenue received from a stakeholder for whom such member is responsible. The foregoing is prescribed in internal rules. The Internal Audit Division monitors whether or not the process of employee performance evaluation complies with this rule.

3) Pursuant to a request of the Chief Compliance Officer, the Compliance Management Office compiles a list of the stakeholders whose payments to JCR



JCR does not register the class of asset backed securities as NRSRO ratings.

have exceeded 10% of the company's total revenue from the credit rating activities. The list is called "Confirmation List" and is filed at a location to which the officers and employees of rating departments/divisions have easy access.

4) Whenever a Responsible Rating Analyst has discovered the prescribed relationship with a stakeholder from the Confirmation List, he/she is required to report that fact to the Compliance Management Office before accepting to start a credit rating activity on any matters as to which the stakeholder has any interest.

5) The Chief Compliance Officer takes necessary measures, as described below, so that the aforementioned relationship which constitutes a Specified Act may not affect the credit rating activity: attending the Rating Committee for the credit rating and verifies that the rating activity complies with the rating policies and methodologies and that the rating procedure is executed properly.

6) If JCR received more than 10% of its total annual revenue from credit ratings from a single stakeholder in the most recent fiscal year, the company is required to disclose that fact clearly, concisely, completely, specifically and timely.

7) The Chief Compliance Officer reports to the Supervisory Committee on any of the measures taken for avoiding the conflicts of interest for aforementioned credit rating activities. The Internal Audit Division inspects the appropriateness of all the procedures taken in this matter.

(2) Other Specified Acts which entail any actual or potential Conflict of Interest.

a) [Specified Act]

Other acts which entail any actual or potential Conflict of Interest.

[Measures for Preventing Conflicts of Interest]

1) A responsible rating analyst verifies that the Specified Acts prescribed in the preceding five clauses (from (c) to (g)) do not exist between JCR and stakeholders before accepting to start the credit rating activities by referring "the Confirmation List". Even when he/she confirms that there is no such relationship but the possibility of the conflicts of interest cannot be denied, he/she must notifies it to request The Chief Compliance officer via Compliance Management Division to determine whether JCR can take credit rating action or not.

2) The Chief Compliance officer inspects whether the appropriate measures for preventing conflicts of interest or not and determine whether JCR can start the credit rating activities or not.

3) In case that JCR has taken a credit rating action but the potential of conflicts of interest cannot be erased, JCR shall disclose the fact timely, clearly, concisely,



JCR does not register the class of asset backed securities as NRSRO ratings.

completely and specifically.

4) The Chief Compliance Officer reports to the Supervisory Committee the measures taken for avoiding the conflicts of interests for the aforementioned credit rating activities. The Internal Audit Division inspects the appropriateness of all the procedures taken for this matter.

B. Cases of potential conflicts of interest between the officers or the employees of JCR and Stakeholders

(1) A Specified Act which is detrimental for the interests of investors such as the case that the officers or the employees of JCR have close relationship with a Stakeholder

a) [Specified Act]

Responsible Members for credit ratings approach a Stakeholder to become an Officer (or the equivalent) of the Stakeholder

[Measures for Preventing Conflicts of Interest]

JCR prohibits the responsible members for determining the credit rating from approaching a stakeholder to become an officer (or the equivalent) of the Stakeholder. Officers and Employees should swear at the beginning of the employment that they will not approach to the stakeholders, rating advisers and the like to become an officer (or the equivalent) after joining JCR.

b) [Specified Act]

In case that a rating analyst or a Rating Committee member who retired from JCR has become an officer or employee of the Stakeholders which he/she was involved in the rating process of the relevant Stakeholders

[Measures for Preventing Conflicts of Interest]

1) JCR will examine the appropriateness of the credit rating of which a reemployment employer (i.e. employer by which the former staff has been employed as an officer or as an equivalent) of the former staff is a stakeholder and the former staff participated in the process as a responsible member for the credit ratings within two years in advance when he/she ceased to be an employee of JCR.

2) JCR will examine the appropriateness of the latest credit rating of which the employer of the former staff is a stakeholder and the former staff participated in the process as a responsible member for the credit ratings and all of the credit ratings during 1-year period preceding the date of the latest credit rating action.

3) When the objects are examined under 1) above, it is not necessary to examine again



JCR does not register the class of asset backed securities as NRSRO ratings.

the same subjects under 2) above.

c) [Specified Act]

A responsible member for credit ratings as well as their immediate family member such as spouse, parents or children who live together and share the living expenses, buys, sells, or otherwise deals in securities, posing a potential conflict of interest except any transactions falling under "prohibited conflicts" prescribed in the preceding chapter.

[Measures for Preventing Conflicts of Interest]

When engaging in any transactions in any securities or derivatives other than those described in the preceding paragraph, responsible members for credit ratings (or an immediate relation under the common livelihood) shall report the details of all such transactions to the Compliance Management Division through the responsible General Manager/ Division Manager to obtain an approval of the Chief Compliance Officer prior to each such transaction. Following the consultation with the General Manager of rating department/division, the Chief Compliance Officer shall prohibit the employees from entering into such transactions if they judge that these transactions may cause or may be perceived as causing a conflict of interests. This includes cases when the responsible members for credit ratings trade securities issued by or derivatives related to an entity that belongs to the same industry as that in which the entity the responsible rating analyst is rating operates.

d) [Specified Act]

A responsible member for credit ratings directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined by the NRSRO (except any security owning that falls under the case of "Prohibited conflicts" prescribed in the previous chapter.)

[Measures for Preventing Conflicts of Interest]

In case that a responsible member for credit ratings directly own securities, which does not fall into "prohibited conflicts", he/she shall report such security holding to Compliance Management Division, pursuant to internal rules named "Use and Management of the information regarding the staff's securities holdings". Compliance Management shall verify whether there is no possibility of conflicts of interest by checking each person's securities holding list and rated entities list where the person is responsible for as a rating analyst. The Internal Audit Division shall periodically conduct the examination whether the person who attended the rating



JCR does not register the class of asset backed securities as NRSRO ratings.

committee reported correctly his/her possibility of conflicts of interest status in the "Check sheet for the effectiveness of the Rating Committee", by comparing with the securities holding list, in response to CCO's requests.

e) [Specified Act]

Officers and employees, other than persons involved in determining credit rating and their immediate family member such as spouse, parents or children who live together and share the living expenses (hereinafter, "Other officers and employees, etc."), engage in securities transactions involving securities issued by the stakeholders related to the credit ratings assigned by JCR that has been publicly announced (including any officer or employee who is aware of the stakeholder, even though the stakeholders has not been publicly announced).

[Measures for Preventing Conflicts of Interest]

Pursuant to "the regulations for insider trading and other transactions", other officers and employees, etc. must obtain the approval of the Chief Compliance Officer through the responsible General Manager/ Division Manager of rating department/division and the Compliance Management Division. The Chief Compliance Officer shall determine the justifiability of the applicant engaging in the securities transactions, after hearing the opinion of the responsible General Manager/ Division Manager of the rating department/division. An officer, a manager or an employee who does not belong to any specific division shall obtain the approval of the Chief Compliance Officer directly. The Chief Compliance Officer as well as his/her immediate family member such as spouse, parents or children who live together and share the living expenses must obtain the approval of the President, when engaging in securities transactions involving securities issued by the stakeholders related to the credit ratings assigned by JCR that has been publicly announced (including the Chief Compliance Officer is aware of the stakeholder, even though the stakeholders has not been publicly announced.)

f) [Specified Act]

Other officers and employees, etc. directly own securities or money market instruments of, or having other direct ownership interests.

[Measures for Preventing Conflicts of Interest]

If other officers and employees, etc. directly own securities or money market instruments of, or having other direct ownership interest, they shall report such securities holding to Compliance Management Division, pursuant to internal rules



JCR does not register the class of asset backed securities as NRSRO ratings.

named “Use and Management of the information regarding the staff’s securities holdings”. Compliance Management Division shall use this information to check whether or not a person excluding directors, rating committee members and rating analysts had an undue influence on a credit rating in case the fairness of the credit rating falls under suspicion.

(2) A Specified Act which should be avoided in order to ensure a fair and correct credit rating

a) [Specified Act]

A responsible member for credit ratings consecutively participates in the process of issuing credit ratings for the same stakeholder.

[Measures for Preventing Conflicts of Interest]

No more than one third of the members of the Rating Committees are allowed to consecutively take part in decisions of the Rating Committees relating to credit ratings for matters in which the same Stakeholder has an interest

b) [Specified Act]

Rating fee income affects the remuneration and performance evaluation of responsible members for credit ratings.

[Measures for Preventing Conflicts of Interest]

The remuneration of responsible members for credit ratings is never determined or assessed based on the amount of income from the Stakeholders for which the responsible members for credit ratings are personally responsible. To ensure the remuneration policies are properly taking effect, the Internal Audit Division shall verify it each time the bonus evaluation and the qualification evaluation are conducted. When carrying out the verification above, the Internal Audit Division shall also review policies for determining the relevant salaries and remuneration.

c) [Specified Act]

JCR allows officers and employees of JCR to have a business relationship that is more than an arm’s length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by JCR and to receive the compensations.

[Measures for Preventing Conflicts of Interest]

1) In case that an officer of JCR has a business relationship that is more than arms length ordinary course of business relationship with issuers or obligors subject to a



JCR does not register the class of asset backed securities as NRSRO ratings.

credit rating determined by JCR and accepts the compensations, they shall notify it to the Chief Compliance Officer. The Chief Compliance Officer shall determine the justifiability of such business relationship. The officer shall accept the decision by the Chief Compliance Officer.

2) Employees of JCR must not engage in any outside activities without the order or the permission of the Company. If he/she is employed by other entities without the permission of the Company, the company will impose disciplinary punishment on him/her. In case that an employee of JCR will accept writings of a manuscript or giving a lecture by the order or with the permission of the Company, he/she must be pursuant to the internal rules regardless of engaging in business hours or not.

d) [Specified Act]

A responsible member for credit ratings or a responsible rating director who has a personal relationship with an officer or an employee of the Stakeholder or their representative which might lead to an actual or perceived conflict of interest involved in the credit rating process related to the Stakeholder.

[Measures for Preventing Conflicts of Interest]

If such relationship falls in the category of Section I-5 through 8 of this Policy, such responsible member for credit ratings or a responsible rating director shall not take part in issuing or maintaining the credit rating of the Stakeholder.

Otherwise, any responsible members for credit ratings who have a personal relationship with an officer or an employee of the Stakeholder or their representative which might lead to an actual or perceived conflict of interest should report this to the Compliance Management Office in advance. If it is judged that this will lead to a conflict of interest, the Chief Compliance Officer will take necessary measures to remove such responsible member for credit ratings from credit rating actions in relation to the Stakeholder.

(3) Other Specified Acts which entail any actual or potential Conflict of Interest.

a) [Specified Act]

A director participates in the process of issuing credit ratings, including the attendance at the Rating Committees.

[Measures for Preventing Conflicts of Interest]

1) JCR does not give voting rights at the Rating Committees to its directors.

2) JCR does not appoint a director who participates in the process of issuing credit ratings as the executive director in charge of marketing activities.



JCR does not register the class of asset backed securities as NRSRO ratings.

3) JCR prohibits a director who participates in the process of issuing credit ratings from negotiating with the stakeholders for rating fee and taking part in the determination of rating fee.

b) [Specified Act]
Other acts which entail any actual or potential Conflict of Interest.

[Measures for Preventing Conflicts of Interest]
The Compliance Management Division is notified in advance and the Chief Compliance Officer judges the propriety of such Rating Analyst undertaking the credit rating action in relation to such Stakeholder. If the Chief Compliance Officer judges that this constitutes a potential conflict of interest, the Rating Analyst, Rating Committee member, etc. in relation to whom there is a potential conflict of interest is not allowed to assume responsibility for such credit rating.

C. Other cases of potential conflicts of interest

a) [Specified Act]
JCR is paid by persons for subscriptions to receive or access the credit ratings of JCR and/or for other services offered by JCR where such persons may use the credit ratings of JCR to comply with, and obtain benefits or relief under, statutes and regulations using the term “nationally recognized statistical rating organization”.

b) [Specified Act]
JCR is paid by persons for subscriptions to receive or access the credit ratings of JCR and/or for other services offered by JCR where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by JCR.

[Measures for Preventing Conflicts of Interest](for both a) and b))

1) JCR shall not forbear or refrain from taking a credit rating action based on the potential effect (economic, political, or otherwise) of such action on JCR, a Stakeholder, an investor, or other market participant. The determination of a credit rating shall be influenced only by factors relevant to the credit assessment.
2) The departments/divisions in charge of sales of services for receiving or accessing the credit ratings of JCR and/or other services offered by JCR shall be separated from those in charge of delivering credit ratings.

Any revision or abolition of this policy shall be made by the Board of Directors.



JCR does not register the class of asset backed securities as NRSRO ratings.

Supplementary Provisions

Established on March 26, 2012

Modified on May 30, 2012

Modified on June 22, 2012

Modified on December 19, 2012

Modified on December 12, 2014

Modified on May 29, 2015

Modified on December 18, 2017

Modified on September 18, 2018



JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 7-4

## Regulations on Insider Trading and Other Transactions

**Article 1** *Purpose*

The purpose of these regulations is to prevent any sale, purchase or other transaction involving securities (excluding holdings of diversified collective investment schemes. The same shall apply hereinafter.) or derivatives (hereinafter, "Securities Transactions") with the potential to create a conflict of interests, while setting forth basic provisions on insider trading control to prevent insider trading violations from occurring.

**Article 2** *Definition of Confidential Information*[6]

For the purpose of these regulations, "Confidential Client Information" means unpublished facts concerning the accounting results or business forecasts of listed companies prescribed in Article 163, Paragraph 1 of the Financial Instruments and Exchange Act and other material facts concerning the operation, business or assets of the listed company, and the like prescribed in Article 166, Paragraph 2 of the Financial Instruments and Exchange Act or facts of a takeover bid or that of a business acquisition, and the like prescribed in Article 167.

**Article 3** *Management of Confidential Client Information*

Confidential Client Information shall be managed in accordance with the Rules for the Management of Confidential Information.

**Article 4** *Prohibited Acts*

1. Officers and employees must not, on their own account or on behalf of others, engage in transactions in any securities issued by the relevant customer, or derivatives (limited to those based on a security issued by the relevant customer or those related to the relevant customer), when they possess confidential information concerning the relevant customer. This shall also apply to officers or employees who have received transmission of Confidential Information.
2. Responsible members for credit ratings (prescribed in Article 295, paragraph 3, section 5, hereafter the same) as well as their immediate family member (e.g., spouse or dependent) who lives together or shares the living expenses (hereinafter, "persons involved in determining credit rating and the like") must not either on their own account or on behalf of another person, buy or sell or engage in any Securities Transactions issued by ~~a~~ the Stakeholders to which the responsible members assign ratings, or derivatives (limited to those based on a security issued by the Stakeholder or by issuers related to the Stakeholder[7]).

[6] "Confidential Information" as defined in Exhibit 3 to 6/28/2012 Form NRSRO: Confidential information shall mean business-sensitive information obtained through credit rating business.

[7] See Exhibit 5 to 6/28/2012 Form NRSRO. An entity related ratings shall mean a Stakeholder as stipulated in Article 307 of the Cabinet Office Ordinance Concerning the Financial Instruments Business (Cabinet Office



JCR does not register the class of asset backed securities as NRSRO ratings.

**Article 5** *Restriction on Transactions by Officers and Employees*

1. When engaging in any transactions in any securities or derivatives other than those described in the preceding paragraph, responsible members for credit ratings (or their immediate family member (e.g., spouse or dependent) who lives together or shares the living expenses) shall report the details of all such transactions to the Compliance Management Division through the responsible General Manager/ Division Manager to obtain an approval of the Chief Compliance Officer prior to each such transaction. Following the consultation with the General Manager/Division Manager of rating department/division, the Chief Compliance Officer shall prohibit the employees from entering into such transactions if they judge that these transactions may cause or may be perceived as causing a conflict of interests. This includes cases when the responsible members for credit ratings trade securities issued by or derivatives related to an entity that belongs to the same industry as that in which the entity the responsible rating analyst is rating operates.

2. Officers and employees, other than persons involved in determining credit rating (hereinafter, “other officers and employees”), shall, prior to engaging in Securities Transactions involving securities issued by the Stakeholders related to the credit ratings assigned by Japan Credit Rating Agency, Ltd. that has been publicly announced (including any officer or employee who is aware of the Stakeholder, even though the Stakeholders has not been publicly announced), obtain the approval of the Chief Compliance Officer through General Manager/Division Manager of their department and the Compliance Management Division. The Chief Compliance Officer shall determine the justifiability of the applicant engaging in the Securities Transactions after hearing the opinion of the responsible manager of the rating department/division. An officer, a manager or an employee who does not belong to any specific division shall obtain the approval of the Chief Compliance Officer directly. The Chief Compliance Officer as well as his/her immediate family member of the employee (e.g., spouse or dependent) who lives together or shares the living expenses must obtain the approval of the President, when engaging in securities transactions involving securities issued by the stakeholders related to the credit ratings assigned by JCR that has been publicly announced (including the Chief Compliance Officer is aware of the stakeholder, even though the stakeholders has not been publicly announced.)

**Article 6** *Restriction on Principal Transaction by Former Employees*

Even after leaving the employ of JCR, a former employee may not engage in transactions of Stocks, etc. if he/she possesses Confidential Client Information obtained in the course of employment with JCR. Employees shall submit a written pledge to this effect to the Company (attention to the Corporate Management & Planning Department) when resigning.

**Article 7** *Department in Charge*

The department responsible for enforcing these regulations shall be the Compliance Management Division, and any doubt arising in the administration of these regulations shall be referred to the Compliance Management Division or the Chief Compliance Officer. The Chief

Ordinance No. 52, 2007). It includes a rated corporation, an issuer of financial instruments, and an arranger of financial instruments.



JCR does not register the class of asset backed securities as NRSRO ratings.

Compliance Officer shall, after consulting with the head of each relevant department, provide the necessary instructions.

**Article 8** *Revision and Rescission*

Revisions to, and the rescission of, the Rules shall be carried out by the Board of Directors.

**Supplementary Provisions**

1. Introduced on January 20, 1989
2. Revised on April 28, 2005 (Effective as of May 31, 2005)
3. Revised on July 22, 2010
4. Revised on August 20, 2010
5. Revised on March 26, 2012
6. Revised on May 30, 2012 (Effective as of June 22, 2012)
7. Revised on December 19, 2012
8. Revised on April 1, 2016

To Compliance Management Division

**Application for Trading in Securities, etc.**

I intend to engage in the trading of the following Stocks, etc. and hereby apply for approval.

1. Details of intended trading in Securities, etc. (type, security name, volume)
   - Type
   - Security Name
   - Volume

2. Reason for trading

Date: (*month*) (*day*), (*year*)

Applicant's Name ______________________ *seal*

General Manager of Department to which the Applicant belongs

__________________________*seal*

---

For use by Chief Compliance Officer

Please put a circle (○) on the applicable item.

- Opinion, etc. of the Head of the Rating Department
- Decision Approved
  Not approved

Date: (*month*) (*day*), (*year*)

Chief Compliance Officer

________________________________ *seal*

## Exhibit 7-5

# Procedures for Examining Credit Ratings assigned by JCR's Former Staff

**Article 1 Purpose**

The purpose of these procedures (hereinafter, the "Procedures") shall be to examine whether or not a Responsible Member of credit rating, who has ceased to be an officer or an employee of JCR (hereinafter, the "Former Staff"), took an action that could have been detrimental to the interests of investors to benefit himself or herself in a credit rating of a stakeholder (whether or not the Former Staff was influenced by a conflict of interest), in which the Former Staff was involved as Responsible Members for the Rating Deliberation (hereinafter, the "Former Staff Ratings"), in a case in which the Former Staff has been employed by the stakeholder (hereinafter, the "Reemployment").

**Article 2 Definitions**

In the Procedures, the following definitions shall be used:

(1) Rating Analysts: The chief analysts, senior analysts and analysts described in the Organization Rules
(2) Rating Analysts for Deliberation: Rating Analysts who are designated as an analyst to undertake the necessary analysis and evaluation for deliberation at a committee, etc. where individual credit ratings are determined
(3) Responsible Members for the Rating Deliberation: Rating Analysts for Deliberation and constituent members of committees where individual credit ratings are determined
(4) The Rating Committees: The Rating Committee or the Credit Rating Council
(5) Constituent Members: Constituent members of the Rating Committee or the Credit Rating Council
(6) Credit Rating Business: The credit rating business set forth in Article 2, Paragraph 35 of the Financial Instruments and Exchange Act (Act No. 25 of 1948)
(7) Credit Ratings: Credit ratings in relation to the Credit Rating Business
(8) Stakeholders: The stakeholders set forth in Article 66-33, Paragraph 2 of the Financial Instruments and Exchange Act (Act No. 25 of 1948). In article 3 (2), article 5 (11) and article 6 of the Procedures, "Stakeholders" include the underwriter or sponsor of a security or money market instrument subject to a credit rating.
(9) Officers at Stakeholders or Those Pursuant to This: Directors, corporate auditions, operating officers and division heads at the Stakeholders



JCR does not register the class of asset backed securities as NRSRO ratings.

(10) Asset Securitization Products: The asset securitization products set forth in Article 295, Paragraph 3, Item 1 of the Cabinet Office Ordinance Concerning the Financial Instruments and Exchange Act (Cabinet Office Ordinance No. 52 of 2007)

(11) Reemployment Employer: An Employer by which the Former Staff has been employed as an officer or as an equivalent.

**Article 3 Objects of examination**

Objects of examination are as follows.

(1) Appropriateness of the credit rating of which the Employer of the Former Staff is a Stakeholder and the Former Staff participated in the process as a Responsible Member of determining the credit rating within two years prior to the Former Staff's departure.

(2) Appropriateness of the credit rating of which the Employer of the Former Staff is a Stakeholder and the Former Staff participated in the process of determining the credit rating as a Responsible Member during the one-year period preceding the date the most recent credit rating action was taken prior to the Former Staff's departure. JCR excludes the credit ratings of "asset-backed securities" which is one of the five classes of credit ratings prescribed by the U.S. SEC and for which JCR is not registered.

(3) When the objects are examined under (1) above, it is not necessary to examine again the same subjects under (2) above.

**Article 4 Examination system**

The department/division responsible for the detailed analysis and other tasks necessary to examine the Former Staff Ratings (hereinafter, the "Examination Tasks") and the report on the results (hereinafter, the "Department/Division Responsible for Examination") shall be the rating department/division that is responsible for the Former Staff Ratings as a general rule, although this shall be determined by the Chief Compliance Officer on a case-by-case basis.

**Article 5 Procedures for examination and review of the credit rating**

The examination of the Former Staff Ratings shall be conducted according to the following procedures:

(1) When recognizing a plan or fact of retirement, the Corporate Management Department shall notify the Rating Administration Division and the Compliance Management Division of the plan or fact of the retirement and the name of the company that plans to offer or has offered the Reemployment to the Former Staff by



JCR does not register the class of asset backed securities as NRSRO ratings.

using the format attached to the Procedures.

(2) The Rating Administration Division shall prepare a list of ratings of which the Former Staff was a Responsible Member for Rating Deliberation and submit it to the Compliance Management Division.

(3) The Chief Compliance Officer shall designate a Department/Division Responsible for Examination for each rating based on the list of the Former Staff Ratings and shall notify the Departments/Divisions Responsible for Examination of the designation results.

(4) The General Manager/Division Manager responsible for examination shall designate a team of employees responsible for the Examination Tasks for each Former Staff Rating (hereinafter, the "Examination Team") and set a planning period until the completion of the examination of all ratings of the same Former Staff for which the Examination Team is responsible and report the planning period to the Chief Compliance Officer through the Compliance Management Division.

(5) The Examination Team shall examine the Former Staff Ratings and prepare a report (hereinafter, the "Report") about whether or not these credit rating actions were influenced by a conflict of interest.

(6) The Examination Team shall submit the Report to the Rating Committees, then the Rating Committees shall judge whether or not the credit rating actions in the Former Staff Ratings were influenced by a conflict of interest. All the credit ratings which are judged to be influenced by a conflict of interest shall be reviewed. The review shall be also applied to the credit ratings which are highly likely to be affirmed. The review of the Credit Ratings shall be performed in accordance with the Rating Committee Rules and the Rating Council Rules.

(7) The Rating Committees shall place the credit ratings under Credit Monitor if the Rating Committees judge these credit rating actions to be influenced by a conflict of interest and estimate that it will take more than 15 days after the judgment date to publicize the results of credit rating review.

(8) The Rating Committees that deliberate on the ratings of the same Former Staff need not hold a meeting for all ratings en bloc, but shall be allowed to hold a meeting for each rating.

(9) Notwithstanding the provision in (6) above, for ratings in which the Former Staff was involved only as a Constituent Member and which the Report concluded not to be influenced by a conflict of interest, the Examination Team shall submit the Report to the General Manager/Division Manager responsible for examination. In that case, the Manager may determine that the procedure prescribed in (6) above is not required if



JCR does not register the class of asset backed securities as NRSRO ratings.

the Manager judges the ratings not to be influenced by a conflict of interest. When the Manager makes such determination for the Former Staff Ratings, the examination shall be completed with the determination.

(10) Pursuant to the request from the Chief Compliance Officer, the Compliance Management Division shall receive a report on the status of the examination from the Departments/Divisions Responsible for Examination as necessary and request the General Managers of the Departments/Divisions Responsible for Examination to make progress, if necessary.

(11) Even if the Former Staff was not employed by the Stakeholder when he/she ceased to be an employee of the Company but the Company knows that the Former Staff is employed after a period of time by the Stakeholder, the Company will examine the appropriateness of the credit rating of which the Employer of the Former Staff is a Stakeholder and the Former Staff participated in the process of determining the credit rating as a Responsible Member during the one-year period preceding the date the most recent credit rating action was taken prior to the Former Staff's departure. The process of the examination will follow the preceding clause (1) through (10).

**Article 6 Planning period until completion**

Although the planning period to complete the examination of ratings set by the General Manager of the Department/Division Responsible for Examination should be set according to circumstances such as the number of ratings for the same Former Staff, it shall be set within two months after the date of retirement as a guide. When the Company become aware of the Former Staff being employed by a Stakeholder after a period of time he/she ceased to be an employee of the Company, the planning period to complete the examination of ratings shall be set within two months after the date the Company became aware of the fact.

**Article 7 Examination Tasks**

In the Examination Tasks for ratings in which the Former Staff was involved as the Rating Analyst for Deliberation, the Examination Team shall confirm the following by checking the deliberation materials of the Rating Committees, the minutes of the Rating Committees and published materials such as press releases regarding the objects of examination:

(1) The Credit Ratings were assigned in accordance with the rating criteria set forth at the time of assignment.

(2) Data used for assigning the Credit Ratings did not have any problems.



JCR does not register the class of asset backed securities as NRSRO ratings.

(3) There were not any events that could have distorted the reasonability of the Credit Ratings.

2. In the Examination Tasks for ratings in which the Former Staff was involved only as a Constituent Member, the Examination Team shall confirm the following by checking the minutes of the Rating Committees and other necessary information regarding the objects of examination:

(1) As a Constituent Member at the Rating Committees, the Former Staff did not make a comment advantageous to the company that offered the Reemployment for the purpose of having a significant impact on the decision of a Credit Rating.

(2) At the Rating Committee where a Credit Rating was to be determined unanimously, the Former Staff did not cast a negative vote against a proposal disadvantageous to the company that offered the Reemployment.

(3) For the Credit Ratings that were determined by majority vote, an occasion in which a Credit Rating disadvantageous to the company that offered the Reemployment could have been assigned without a vote of the Former Staff or that a Credit Rating advantageous to the company that offered the Reemployment could not have been assigned without a vote of the Former Staff is not recognized.

(4) There were no other events that could have distorted the reasonability of the Credit Ratings.

**Article 8 Publication**

If the Rating Committees judge the rating action in the Former Staff Ratings to be influenced by a conflict of interest, the Department/Division responsible for examination shall publicize the necessity of reviewing these credit ratings through Information Services Department without delay.

2. If the Rating Committees review credit ratings because of influence by a conflict of interest on the Former Staff Ratings, the Department/Division responsible for examination shall publicize the following through Information Services Department, without delay after the review:

(1) Result of the review.

(2) An explanation that the reason for the review is the discovery that the prior rating action was influenced by a conflict of interest.

(3) The date and associated credit rating of each prior rating action influenced by a conflict of interest.

(4) Nature of the conflict of interest.

(5) A description of the impact the conflict of interest had on the prior rating actions.



JCR does not register the class of asset backed securities as NRSRO ratings.

(6) An explanation of why the credit rating was affirmed notwithstanding the presence of conflict (if the credit rating was affirmed as a result).

3. If the Rating Committees place credit ratings under Credit Monitor because of influence by a conflict of interest on the Former Staff Ratings, the Department/Division responsible for examination shall publicize the explanation that the reason for the placement is the discovery that the prior rating action was influenced by a conflict of interest, through Information Services Department, without delay after the placement.

**Article 9 Revision and rescission**

These Procedures shall be revised and rescinded at the discretion of the President.

**Supplementary Provision**

1. Established on July 30, 2010.
2. Revised on March 26, 2012
3. Revised on June 22, 2012
4. Revised on November 1, 2013
5. Revised on June 15, 2015
6. Revised on December 18, 2015
7. Revised on November 18, 2016



JCR does not register the class of asset backed securities as NRSRO ratings.

Format

YYMMDD

Judgment Sheet for the necessity of examination based on this Procedures

1. Information about Retirement (Corporate Management Dept. shall complete)

| Item | Content | Remarks |
|---|---|---|
| Name | | |
| Department | | |
| Date of retirement | | |
| An Employer at the time of retirement | | |
| Belonged department in a new employer | | |
| Title in a new employer | | |

2. Judgment

| Item | Matters to be judged | Responsible Department | Judgment | Remarks |
|---|---|---|---|---|
| 1 | The former staff is was a responsible rating analyst or a Constituent Member. | Corporate Management Dept. | Relevant or Irrelevant | |
| 2 | 【In case item 1 is relevant】 The former staff will become an officer or an equivalent in the new employer (including, director, auditor, executive officer or department head) | Corporate Management Dept. | Relevant or Irrelevant | |
| 3 | 【In case item 1 or 2 is relevant】 The former staff was a responsible member for rating deliberation 〔including that he/she was a rating committee member〕 | Compliance Management Division | Relevant or Irrelevant | |
| 4 | Judgment if the examination set forth in the Procedures shall be implemented or not 〔in case the Item 3 is relevant, then examination must be conducted〕 | Compliance Management Division | Needed or Not Needed | |
| Date of judgment (Item 3 or 4) | | YYMMDD | | |

*If the item 2 is not applicable at this moment, note it at the remark column.

(Seal) (Seal of Judgment or Confirmation)

<table>
<tr><td rowspan="2">The Responsible Rating Director</td><td rowspan="3"></td><td rowspan="2">CCO</td><td rowspan="2">Manager. Compliance Management Division</td><td colspan="2">Rating Administration Div.</td><td colspan="3">Corporate Management Dept.</td></tr>
<tr><td>Manager</td><td>Responsible Staff</td><td>G. Mgr.</td><td>Mgr.</td><td>Responsible Staff</td></tr>
<tr><td></td><td></td><td></td><td></td><td></td><td></td><td></td><td></td></tr>
<tr><td>Circulate to</td><td colspan="8">Standing Auditor Internal Auditor</td></tr>
</table>



JCR does not register the class of asset backed securities as NRSRO ratings.

## Exhibit 7-6
## A Tracking Survey of the Current Employer for JCR's Former Staff

I. Purpose

In compliance with Securities Exchange Act 1934 Section 15E (h) (SEA1934) and Financial Instrument and Exchange Act Article 306 (FIEA), JCR has adopted new procedure to track the current employer for JCR's Former Staff for a period of 5 years.

II. Operating procedure of survey

1. The subject former staff in the survey: Those former JCR employee who had been in the following position during the period of immediately preceding 5 years before leaving from JCR;
   (a) Officer
   (b) Rating Analyst, Member of Rating Committee
   (c) General Manager of the Responsible Rating Department

2. Frequency of survey: Once a year

3. Methods of survey:
   (1) Telephone,
   (2) Personal name survey by internet search engine, or
   (3) Any other available means

4. Working steps for tracking survey and responsibilities of each related departments:
   (1) Corporate Management Department shall conduct tracking survey pursuant to the Article 3 of this Internal Rule and take record of the results of survey. In case JCR becomes aware of that the then current employer is different from the said employer who was notified by the subject former staff at the time of leaving from JCR, Corporate Management Department shall promptly inform Rating Administration Division.

   (2) Rating Administration Division shall conduct review in the following way for each case;
      (a) In case of officer:
      Check if the current employer had been stakeholders of any credit ratings which JCR had determined or maintained during the period when such officer had served in JCR.
      (b) In case of rating analyst or member of rating committee:
      Check if the current employer had been stakeholders of any credit ratings which JCR had



JCR does not register the class of asset backed securities as NRSRO ratings.

determined or maintained and with which the former staff had been involved during the period when such officer had been employed in JCR.

(c) In case of general manager of the responsible rating department:

Check if the current employer had been stakeholders of any credit ratings which JCR had determined or maintained and with which the former staff had been involved as the general manager of the responsible rating department during the period when such employee had been employed in JCR.

(2) In case the subject former staff in survey falls in either of three cases as aforementioned, Rating Administration Division shall conduct review and check if JCR had determined credit ratings for such stakeholders, being the current employer, during immediately preceding 12 months after the retirement of the subject former staff.

(3) After completion of such review and check as stated above (1) and (2), Rating Administration Division shall submit the report of finding in the form as per attached exhibit to Compliance Management Division.

(4) JCR shall make a report to SEC when Chief Compliance Officer makes a judgment that it should be reported to SEC. And when it is deemed necessary, Rating Administration Division shall ask the relevant rating department to conduct examination about any involvement of the former staff in accordance with the “Procedures for Examining Credit Ratings assigned by JCR’s Former Staff”. It shall be also reported to Supervisory Committee what are reported to SEC.

5. Record and retention of the results of the survey

Corporate Management Department shall make records about the results and subsequent measurements taken by completing the attached exhibit and retain it for 10 years.

6. Responsible Department

Corporate Management Department is responsible for this Internal Rule.

7. The Corporate Management Department is responsible for making, reviewing and retaining these procedures.

8. Effective Date

These procedures are effective from November 1, 2013.



JCR does not register the class of asset backed securities as NRSRO ratings.

Format

YYMMDD

Judgment Sheet for Report to SEC and Examination based on the results of Tracking Survey of former staff

1. Information about Retirement (Corporate Management Dept. shall complete)

| Item | Content | Remarks |
|---|---|---|
| Name | | |
| Department where the employee had been belonged | | |
| Having been served as general manager or not?<br>（Department、Tenure） | | |
| Date of retirement | | |
| Number of years elapsed before this survey made after retirement. | | |
| Initial Employer at the time of retirement | | |
| Current Employer | | |
| Date when employment by the current employer | | |
| Means of finding | | |
| Date of finding | | |

2. Judgment

| Item | Matters to be judged | Responsible Department | Judgment | Remarks |
|---|---|---|---|---|
| 1 | (a) In case of an officer:<br>During the days when the subject officer had been in JCR, whether JCR had determined credit ratings for such stakeholders, one of whom is the current employer.<br>(b) In case of an analyst or a member of Rating Committee:<br>The former staff had been involved in any credit ratings with which the current employer had been one of the stakeholders.<br>(c) In case of a general manager of the responsible rating department:<br>The former staff had been general manager of | Rating Administration Division | Relevant or Irrelevant | |



JCR does not register the class of asset backed securities as NRSRO ratings.

| | | | | |
|---|---|---|---|---|
| | the responsible rating department for credit ratings with which the current employer had been one of the stakeholders. | | | |
| 2 | 【In case item 1 is relevant】<br>Whether or not JCR had determined credit ratings for such stakeholders, being the current employer, during immediately preceding 12 months after the retirement of the subject former staff. | Rating Administration Division | Relevant or Irrelevant | |
| 3 | Report to SEC<br>〔In case Item 1 and 2 is relevant, then it is needed to report to SEC | Compliance Management Division | Needed or Not Needed | |
| 4 | Judgment if the examination of involvement by the former staff is needed or not<br>〔in case the Item 1(b) turns to be relevant, then examination must be conducted〕 | Compliance Management Division | Needed or Not Needed | |
| Date of judgment (Item 3 or 4) about whether Report or Examination is needed or not. | | YYMMDD | | |

(Seal) (Seal of Judgment or Confirmation)

| The Responsible Rating Officer | CCO | Manager. Compliance Management Division | Rating Administration Div. | | Corporate Management Dept. | | |
|---|---|---|---|---|---|---|---|
| | | | Manager | Responsible Staff | G. Mgr. | Mgr. | Responsible Staff |
| | | | | | | | |
| Circulate to | Standing Auditor | | | | | | |



JCR does not register the class of asset backed securities as NRSRO ratings.

## Exhibit 7-7

# Complaint Policy

**December 20, 2012**

Japan Credit Rating Agency, Ltd. (“JCR”) will handle all complaints and inquiries (collectively “Complaints, etc.”) appropriately and promptly pursuant to the Financial Instruments and Exchange Act (Act No. 25 of 1948), the Cabinet Office Ordinance Relating to Financial Instruments Businesses, Etc. (Ordinance No. 52 of 2007), the Securities Exchange Act of 1934, and other applicable laws, internal rules and procedures. JCR will utilize all Complaints, etc., that it has received for improving its business practices.

**Contact Information**

“Contact us” on JCR’s website（http://www.jcr.co.jp/en/contact）

Address: 104-0061, Jiji Press Building, Chuo-ku Ginza 5-15-8, Tokyo

Attention: Information Service Dept.

Tel: +81-3-3544-7013

Fax:+813-3544-7026

JCR also accepts anonymous complaints, etc. If you provide us your name and contact information, a responsible person will respond to your concerns or inquiries promptly.

**What Does JCR Do with Received Complaints, etc.?**

- The Information Service Department of JCR is primarily responsible for responding to Complaints, etc. All objections and comments on JCR’s credit rating activities, however, will be reviewed by the responsible employees in JCR’s rating departments or divisions.

- JCR will appropriately and promptly respond to Complaints, etc. it will receive, and will provide a feedback to the persons who have sent them. However, JCR disclaims any responsibility for responding to anonymously sent Complaints, etc.

- JCR will record and keep all received Complaints, etc. for a certain period of time, so that the Company can refer to them as needed for improving its business practices.

End.



JCR does not register the class of asset backed securities as NRSRO ratings.

## Exhibit 7-8

# Rules for Handling Internal Information and Internal Complaints

Chapter I: General Provisions

**(General Provisions)**

Article 1 These rules shall provide for the proper and timely handling of information which are reported by officers or employees of Japan Credit Rating Agency, Ltd. ("Company"), (hereinafter referred to as "Internal Information") and complaints which are filed by officers or employees of the Company (hereinafter referred to as "Internal Complaints").

**(Scope of Internal Information and Duty to Report)**

Article 2 Whenever an officer or an employee becomes aware of any of the following facts ("violation of laws") or has determined that there is a likelihood of a violation of a law, said officer or employee shall promptly report the foregoing to the Chief Compliance Officer at the Window referred to in Article 4:

(1) Any act that constitutes a violation of a law or a regulation;

(2) Any act that constitutes a violation of any internal rule or regulation, and;

(3) Other acts that may constitute a material breach of corporate ethics.

**(Scope of Internal Complaint)**

Article 3 An officer or an employee may file a complaint relating to the following matters at the Window referred to in Article 4:

(1) Complaint relating to compliance with laws and regulations or with internal rules of Company; and

(2) Complaint relating to credit rating, credit rating method or models.

**(Recipient of Internal Information and Internal Complaint, and Method)**

Article 4 All internal information and internal complaints shall be filed at the "Window for Counseling on Internal Information and Internal Complaints" referred to in Exhibit 1 to in Attached Sheet 1.

2. All internal information and internal complaints may be filed in person or by telephone, electronic mail, letter or facsimile.

3. The internal informant or the internal complainant may provide the internal information or submit an internal complaint anonymously. In such cases, however, the Chief



JCR does not register the class of asset backed securities as NRSRO ratings.

Compliance Officer shall be relieved from the obligation to provide a report referred to in Article 10 or 14 of these Rules to the internal informant or the complainant.

**(Rights of Internal Informant or Internal Complainant)**

Article 5 All internal informants and internal complainants shall have the right to be free from any and all disadvantages which may be imposed by the Company or by any officer or employee thereof by reason of having provided internal information or having filed an internal complaint.

2. The Company shall take the following measures for protecting the rights of the internal informant or the internal complainant:
   (1) Establish a Window for Counseling on Internal Information and Internal Complaints , and;
   (2) Where any officer or employee is causing a disadvantage to an internal informant or an internal complainant for having provided internal information or having filed an internal complaint, issue a Work Order to cause the officer or the employee to cease and desist from the foregoing, or where the Work Order has been disobeyed, a Disciplinary Action Order.
3. No officer or employee may cause any disadvantage to an internal informant or an internal complainant by reason of having provided internal information or having filed an internal complaint under these Rules.
4. The Company shall take a disciplinary action pursuant to its Work Rules against any officer or employee who has breached the preceding paragraphs.

**(Fact-Finding)**

Article 6 Upon receipt of internal information or an internal complaint from any officer or employee, the Chief Compliance Officer shall immediately commence an investigation.

2. In the course of the investigation referred to in the above the Company shall give due consideration to protecting the privacy of the internal informant or the internal complainant, such as by preventing identification of the above-mentioned individuals in the Company.

**(Amendment and Abolition)**

Article 7 The Compliance Management Division shall be responsible for these Rules. Any amendments or abolition of these regulations shall be made by the Board of Directors.



JCR does not register the class of asset backed securities as NRSRO ratings.

Chapter II: Procedures for Handling the Internal Information

**(Reactions of Chief Compliance Officer to Violations of Law)**

Article 8 Whenever a violation of a law has been established as a result of the investigation referred to in Article 6, the Chief Compliance Officer shall promptly order the officer or employee who is violating the law to cease and desist from the act.

2. If the violation of a law is deemed insignificant, the Chief Compliance Officer shall take all necessary measures.
3. In each meeting of the Supervisory Committee, if applicable, the Chief Compliance Officer shall report on the violation of a law or regulation, as well as the steps taken against the legal violation.
4. Where a confirmed violation of law has been found to be serious, the Chief Compliance Officer shall immediately submit a report on the results of the investigation to the Supervisory Committee, the Board of Directors, the president of the Company, and its auditors, together with such Officer's opinions on countermeasures. If the Supervisory Committee determines that any improvement is necessary, said Committee shall issue an "Improvement Recommendation" to the Board of Directors pertaining to the matter. Upon receipt of the Improvement Recommendation from the Supervisory Committee, as well as the report of the Chief Compliance Officer, the Board of Directors shall take all necessary measures appertaining thereto.
5. Where an officer or an employee shall voluntarily report such officer's or employee's own violation of law, a reduction or a waiver of any disciplinary action shall be considered.

**(Preparation and Retention of Investigation Report)**

Article 9 Whenever the Chief Compliance Officer has conducted an investigation pursuant to Article 6 above and has taken any countermeasures prescribed in Article 8, the Chief Compliance Officer shall prepare an Investigation Report Concerning Confirmed Violation of Law, in accordance with Form 1 attached to these Rules. If the Chief Compliance Officer concludes in the investigation report that the violation is material, the Chief Compliance Officer shall circulate the investigation report to the Supervisory Committee, Board of Directors, and Auditors. Such reports shall be retained for five years as part of the documents to be retained under laws, regardless of the degree of seriousness of the confirmed violations of law.

**(Notifying Investigation Results and Countermeasures to the internal informant)**

Article 10 The Chief Compliance Officer shall notify the results of the investigation and the measures taken under Articles 6 and 8 to the informant who elects to reveal his or her identity, within a reasonable period of time and in the method deemed appropriate. In such an instance, the Company shall take due care to protect the privacy of the individual(s) subject to the investigation.

**(Disciplinary Action, Etc.)**

Article 11 Under applicable internal rules, such as the Work Rules, the Company may take a disciplinary action against any officer or employee who has divulged internal information relating to a violation of a law or regulation to any party who is external to the Company without regard to the internal reporting procedures provided in these Rules; provided, however, that the foregoing shall not apply to the circumstances coming under Article 3 of the Informer-for-Public-Interests Protection Act (Law Number 122 of 2004 and all amendments thereto) or in such other circumstances in which good cause exists.

Chapter III: Procedures for Handling Internal Complaints

**(Procedures for Handling Internal Complaints)**

Article 12 Whenever an internal complaint has been received by the Chief Compliance Officer, such Officer shall determine, by consultation with the Officer or the General Manager responsible for the matter in the complaint, as necessary, whether or not the internal complaint shall be treated as internal information on a violation of a law or regulation. Where it has been determined from the contents of the internal complaint that said complaint shall be treated as internal information on a violation of a law or regulation, the Chief Compliance Officer shall carry out the necessary investigation, reporting, action(s), record-keeping, and so on under Chapter II.

2. With respect to any internal complaints that do not constitute internal information, the Chief Compliance Officer shall take prompt and appropriate actions under Article 6 hereof and shall complete the Internal Complaint Acknowledgement Slip (in accordance with Form 2 attached to these Rules).

3. Where the Chief Compliance Officer has determined, following, as necessary, consultations with the Officers and General Managers involved, that the substance of an internal complaint does not constitute internal information but that the underlying information may nevertheless materially impact the Company’s business, said Officer

shall promptly notify the Supervisory Committee of said complaint, designating the same as serious internal complaint. Upon receipt of said notification from the Chief Compliance Officer the Supervisory Committee shall submit an "Improvement Recommendation" to the Board of Directors, as necessary. Whenever the Board of Directors shall have received an Improvement Recommendation, the Directors shall take all necessary measures appertaining thereto.

**(Report to the Board of Directors)**

Article 13 The Chief Compliance Officer shall compile reports on actions taken in response to the internal complaints received under the preceding article and shall submit reports on the foregoing to the Board of Directors not less often than once a year.

**(Notifying Investigation Results to the Internal Complainant)**

Article 14 The Chief Compliance Officer shall notify the results of the investigation and the measures taken under Article 6 and 12 to the internal complainant who elects to reveal his or her identity within a reasonable period of time and in the method deemed appropriate. In such an instance, the Company shall take due care to protect the privacy of the individual(s) subject to the investigation.

**(Retention of Internal Complaint Acknowledgement Slip)**

Article 15 The Chief Compliance Officer shall be responsible for retaining all Internal Complaint Acknowledgement Slips (in accordance with Form 2 attached to these Rules) for five years as part of the documents to be retained under laws.

**Supplemental Provisions**

1. Promulgated: April 28, 2005
   Went into force: May 31, 2005
2. Amended: April 1, 2008
3. Amended: April 1, 2009
4. Amended: March 15, 2010
5. Amended: July 22, 2010 (Went into force: July 30, 2010)
6. Amended: June 30, 2011 (Went into force: June 30, 2011)
7. Amended: September 20, 2011
8. Amended: May 30, 2012 (Went into force: June 22, 2012)
9. Amended: January 25, 2013 (Went into force: January 25, 2013)



JCR does not register the class of asset backed securities as NRSRO ratings.

(Exhibit 1)

Window for Counseling on Internal Information and Internal Complaints

Mr. Koichi Fujimoto
Chief Compliance Officer
Extension Tel No.: 180
Outside call No.: 03-3544-7025
Fax No.: 03-3544-7022
LAN mail address: fujimoto
Windows live mail address : fujimoto@jcra.com
Address: Jiji Building, 5-15-8 Ginza, Chuo-ku, Tokyo 104-0061

Ms. Hiroko Mukaiyachi
Compliance Management Officer
Extension Tel No.: 182
Outside Call No.: 03-3544-7025
Fax. No.: 03-3544-7022
LAN mail address: mukaiyachi
Windows live mail address: mukaiyachi@jcra.com
Address: Jiji Building, 5-15-8 Ginza, Chuo-ku, Tokyo 104-0061



JCR does not register the class of asset backed securities as NRSRO ratings.

(Format 1)

Standing Auditor

Internal Auditor

| President | Board Members | | | Supervisory Committee | Chief Compliance Officer | Compliance Management Division |
|---|---|---|---|---|---|---|
| | | | | | | |

Investigation Report Concerning Confirmed Violation of law

| I hereby report the investigation results as follows: |
|---|
| 1. Internally reported issues (Confirmed Violations of laws) |
| 2. Investigation results conducted by Chief Compliance Officer and opinions regarding the countermeasures/responses taken against the investigation results |
| 3. Are the compliance violation facts found to be material according to the aforementioned investigation results?<br><br>・No<br>・Yes |
| 4.<br>1) If the answer is “No” in Step 3, the countermeasures taken by Chief Compliance Officer.<br><br>2) If the answer is “Yes” in Step 3, recommendations for improving the situation made by the Supervisory committee. |
| 5. If the Board of Directors received recommendations from Supervisory Committee according to the Step 4.2), description of countermeasures taken by the Board of Directors |



JCR does not register the class of asset backed securities as NRSRO ratings.

(Format 2)

| President | Board Members |
| --- | --- |
| | |

Internal Auditor

| CCO | Compliance Management Div. | |
| --- | --- | --- |
| | Div Manager | Staff |
| | | |

| Officer | General Manager |
| --- | --- |
| | |

Internal Complaint Acknowledgement slip

| Complaint receipt date |
| --- |
| Complaint submission methods (Tick the item applicable)<br>*Telephone, *Facsimile, *E-mail, *Letter, Others ( ) |
| Claimant<br>Dept. / Div Name and title:<br>Name |
| Description of the complaint |
| Whether the complaint falls under the definition of internal reporting or not<br>Yes, No |
| Investigation results and countermeasures |
| Judging whether the clerical error report is necessary related to the complaint or not |
| Judging whether the complaints may adversely affects the Company's operations or not |
| recommendations for improving the situation made by the Supervisory committee in case that the complaints may have an impact on the Company's opertaions |
| If the Board of Directors received recommendations from Supervisory Committee according to the Step 4.2), description of countermeasures taken by the Board of Directors |



JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 7-9

## Rules for Handling Complaints from External Parties

Article 1 Purpose

The purpose of these Rules shall be to ensure that complaints received from external parties are handled appropriately and promptly.

Article 2 Definitions

1. “Complaints” as used in the Rules shall mean the expression of dissatisfaction from external parties about operations carried out by the Company. The expression of dissatisfaction shall include one relating to compliance with laws and regulations or with internal rules of the Company, or one relating to credit ratings, credit rating methodologies or models.
2. Claims on matters that are not directly related to the Company’s operations, and claims or requests through telephone and other methods from
3. anonymous individuals based on their discontent or frustration over general social and economic situations, shall be handled as complaint-like information in accordance with the Rules. (Complaints and complaint-like information shall hereinafter be referred to as “Complaints, etc.”)
4. Of the complaints, etc. the expression of opposing views or the presentation of facts from stakeholders against the level of credit rating assigned (including the outlook of ratings, credit monitoring and their revision) or reasons and views on credit ratings shall be handled according to the Article 7 of this rules as (“Objections against Credit Ratings”).

Article 3 Management Organizations

Complaints, etc. externally received shall be managed by a Complaints Manager in an integrated fashion.

The Complaints Manager shall be the General Manager of the Information Services Department.

Article 4 Principal Duties of the Complaints Manager

The principal duties of the Complaints Manager shall be as follows:

(i) Examine the details of Complaints, etc. and take necessary measures

(ii) Report to the Chief Compliance Officer, the Relevant Officers and the General Manager of the relevant Division/Department

(iii) Respond to the person who made complaints



JCR does not register the class of asset backed securities as NRSRO ratings.

(iv) Record the process and results of the handling of the complaints.

(v) Prepare statistics documents on Complaints, etc.

(vi) Ensure that all employees are aware of the reporting method so that Complaints, etc. are certainly reported to the Complaints Manager.

Article 5 Receipt and Handling Methods of Complaints, etc.

1. The company will receive complaints via any means such as by telephone, e-mail, letter or facsimile, etc. The complainants may submit a complaint anonymously. In such cases, the Company shall be relieved from the obligation to provide the investigation results and countermeasures to the submitter of anonymous complaints.
2. An officer or an employee who receives Complaints, etc. via letter, email or other means shall attach the relevant documents to a complaint acknowledgement slip (the format attached) and submit it to the Complaints Manager.
3. An officer or an employee who receives Complaints, etc. verbally by telephone or other means shall immediately transfer the call to the Complaints Manager. If the call cannot be transferred to the Complaints Manager or if the handling of complaints is completed within the relevant Division/Department, complaint acknowledgement slips shall be submitted to the Complaints Manager.

Article 6 Reporting to the Chief Compliance Officer, Officers and General Managers

1. When the Complaint Manager receives the complaints, etc., the Complaint Manager shall finalize the complaint acknowledgement slip (Form attached to these Rules) and circulate it to the Chief Compliance Officer, the Officers and General Managers responsible for the matters dealt in the complaints.
2. The Chief Compliance Officer shall determine whether the complaints, etc. may have a material impact on the Company’s operation such as violation of laws or not by consulting with the Officers and General Managers responsible for the matters dealt in the complaints as necessary. When Complaints, etc. are judged to potentially impact the Company’s operations, the Chief Compliance Officer shall promptly notify the matter to the Supervisory Committee. Upon receipt of said notification from the Chief Compliance Officer, the Supervisory Committee shall submit “Improvement Recommendations” to the Board of Directors, as necessary. Whenever the Board of Directors shall have received an Improvement Recommendation, The Directors shall take all necessary measures.

Article 7 Handling of Objections

1. An officer or an employee who receives Objections against Credit Ratings shall record them



JCR does not register the class of asset backed securities as NRSRO ratings.

in the Communication records and report the matter to the General Manager of the Division/Department in charge of the relevant credit ratings. The General Manager of the relevant Division/Department shall then handle the Objections against Credit Ratings in accordance with the procedures separately set out in the Credit Rating Administration Manual. When Objections against Credit Ratings are determined to be a case that it is necessary to change some part of rating methodologies in order to respond to the objections received, the General Manager of the responsible division/department shall report such objections immediately to the responsible directors and the Chief Compliance Officer.

2. If such objections include not only the expression of opposing views of the credit rating but also that related to JCR' s overall operations, such expression of opposing views should be promptly reported to the complaints manager, responsible directors and Chief Compliance Officer.

Article 8 Report to the Board of Directors

The Chief Compliance Officer shall compile the handling results of complaints, etc. including objections which the Chief Compliance Officer receives the report as set forth in Article 6 and 7-2 to the Board of Directors Meeting at least once a year.

Article 9 Retention of Complaints, etc. receipt information slip

The Complaint Manager shall retain all complaints, etc. receipt information slip for five years as documents to be retained under the relevant laws.

Article 10 Revision and Rescission

The Compliance Management Division shall be in charge of the Rules. Revisions to, and the rescission of, the Rules shall be carried out by the Board of Directors.

Supplementary Provisions

1. Established on May 26, 2010
2. Revised on July 22, 2010 and enacted on July 30, 2010
3. Revised on June 24, 2011
4. Revised on May 30, 2012
5. Revised on June 22, 2012
6. Revised on January 25, 2013
7. Revised on December 18, 2015



JCR does not register the class of asset backed securities as NRSRO ratings.

Form

| President | Board Members |
| --- | --- |
| | |

Internal Auditor

| CCO | Compliance Management Div. | |
| --- | --- | --- |
| | Div. Manger | Staff |
| | | |

| Officer in charge | GM in charge | Complaint Manager |
| --- | --- | --- |
| | | |

# Complaints, etc Acknowledgement Slip

Complaint recipient: Department

Name:

| Complaint, etc. receipt date: Month Date, 20XX (Time: XX:XX) |
| --- |
| Complaint, etc. submission methods (Tick the item applicable.)<br>*Telephone *Fax *e-mail *Letter *Others (details) |
| Claimant<br>Address:<br>Name:<br>Contact: |
| Details of the complaints, etc. |
| Details of the handling of the complaint by the Complaint Manager(when handling is completed) |
| Judgment of whether the clerical or simple error report should be made or not (judged by Compliance Management Division) |
| Judgment of whether the complaints have an adverse impact on the Company's operations or not (judged by the Chief Compliance Officer) |
| Recommendation submitted by the Supervisory Committee where necessary (in case of the complaints, etc. are judged that it has an adverse impact on the Company's operations) |
| Countermeasures taken by the Board of Directors (in case that the Supervisory Committee submits the recommendations to the Board of Directors) |



JCR does not register the class of asset backed securities as NRSRO ratings.